10/21

03037058

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Wolford AG

*CURRENT ADDRESS

**FORMER NAME

PROCESSED NOV 06 2003 THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4403 FISCAL YEAR 4-30-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 11/3/03

99

AR/S

ANNUAL REPORT_2002/2003

Wolford

ANNUAL REPORT_2002/2003



STOCK DATA

in EUR	2002/2003	2001/2002
Earnings (loss) per share	0.52	(0.97)
Stock price at end of fiscal year	9.44	16.80
Dividend	0.00*	0.00
Stock price high for fiscal year	17.00	19.45
Stock price low for fiscal year	8.50	9.50
Market capitalization at end of fiscal year	47,200,000	84,000,000
Trading volume (average daily number of shares)	7,532	15,678

* Recommendation to the annual meeting of shareholders

FINANCIAL CALENDAR

August 7, 2003	Sales for first quarter of 2003/2004
September 3, 2003	Annual meeting of shareholders
September 8, 2003	Ex-dividend date
September 10, 2003	Dividend payment date
September 17, 2003	Earnings for first quarter of 2003/2004
November 7, 2003	Sales for first half of 2003/2004
December 11, 2003	Earnings for first half of 2003/2004

KEY FIGURES FOR WOLFORD GROUP

(fiscal year ended) April 30, in thousands of euros (TEUR) except percentage data	2003	Change	2002	2001
Sales	128,784	-6.4%	137,617	143,875
EBITDA	12,120	56.4%	7,748	11,105
EBITDA margin	9.4%	-	5.6%	7.7%
EBIT	3,368	-	(2,469)	3,047
EBIT margin	2.6%	-	-1.8%	2.1%
EBT*	1,433	-	(5,839)	286
Net profit (loss) for the year	2,458	-	(4,597)	744
Total assets	146,161	-6.9%	157,008	193,092
Non-current assets excluding financial investments	71,752	-8.7%	78,569	81,844
Bank and other debt	52,080	-19.2%	64,493	87,377
Net debt	34,363	-25.7%	46,257	41,933
Gearing	53.4%	-	75.9%	63.5%
Shareholders' equity	64,397	5.6%	60,968	65,991
Equity ratio based on total assets	44.1%	-	38.8%	34.2%
Gross liquidity	17,717	-2.8%	18,236	45,444
Cash flow from operating activities	14,168	250.8%	4,039	5,600
Free cash flow	9,719	-52.2%	20,347	(14,513)
Capital expenditure	3,747	-54.8%	8,285	17,426
Amortization, depreciation and write-downs	8,752	-14.3%	10,216	8,058
Number of employees (average full-time equivalents for the year)	1,571	-13.4%	1,814	1,880
Return on sales	1.9%	-	-3.3%	0.5%
Net operating profit after tax	5,778	-	(1,943)	7,928
Working capital	3,505	-	(7,731)	(1,483)
Capital employed	111,362	-6.8%	119,502	121,024
Return on capital employed	5.2%	-	-1.6%	6.6%
Return on equity	3.8%	-	-7.5%	1.1%
Weighted average cost of capital	6.0%	-	5.5%	10.1%
Economic value added	(927)	89.1%	(8,501)	(4,234)

* after restructuring costs

CONTENTS

KEY FIGURES ⇨

ANNUAL REPORT_2002/2003

Wolford Aktiengesellschaft
Wolfordstrasse 1, Bregenz on Lake Constance

Wolford
WIEN PARIS LONDON

INFORMATION ON THE STOCK

Share price performance


110
100
90
80
70
60
50
40
May 2, 2002
April 30, 2003
ATX Prime
Wolford AG

Wolford's stock price experienced a significant correction over the past fiscal year. The first closing price on the Vienna stock exchange at the beginning of the reporting period, on May 2, 2002, was EUR 16.99. The stock reached EUR 17.00 twice (on May 3 and 21), but declined in variable trading to EUR 9.36 by the end of December. It held this approximate level until March. In April the stock eased further to EUR 8.50 (April 10), then rose to EUR 9.44 by the end of the fiscal year. This rising trend continued in May and June.

Wolford forms part of the ATX Prime Index and the Morgan Stanley Luxury Goods Index. Over the year under review the ATX Prime Index lost 7.5 percent while the Luxury Goods Index gave up 20.0 percent. Wolford's stock price decreased by 44.4 percent over the same period.

The pace of trading in Wolford stock was mixed, with the largest volume of about 72,000 shares changing hands on February 11, 2003. The average daily trading volume for the last fiscal year is given by the Vienna stock exchange as 7,532 shares. Wolford AG is listed in the Prime Market segment of the Vienna stock exchange and numbers among the 25 most actively traded issues. Wolford's stock is also listed in the Frankfurt over-the-counter-market and through an ADR program on the New York Stock Exchange.

INVESTOR RELATIONS

Toward the end of the fiscal year Wolford intensified its investor relations activities. The format of the quarterly reports was improved and the annual report completely redesigned. Visits to institutional investors were stepped up. The investor relations section on the website (www.wolford.com) was reorganized for greater transparency, easier searches, higher information content and up-to-dateness.

This fiscal year Wolford is implementing the principles of the Austrian Code of Corporate Governance in the Group by taking action to conform with the Code's rules. The annual report for 2003/2004 will give a detailed account of Wolford's endeavors in this area.

Investor relations contacts:
Peter Simma, Chief Financial Officer
Tel. (+43 5574) 690 1213
[illegible]laus Kogler, Investor Relations Officer
Tel. (+43 5574) 690 2448

Fax (+43 5574) 690 1219
E-mail: investor@wolford.com

ISIN (International Securities Identification Number)	AT0000834007
Ticker symbol	WLFD
Number of shares	5,000,000
Listing in Vienna (Prime Market), Frankfurt (OTC) and New York (NYSE, ADR program, Level 1)	

OWNERSHIP STRUCTURE

The shareholder structure of Wolford AG did not change materially in the fiscal year completed. Wolford Beteiligungsges.m.b.H. holds a 20 percent interest; three private trusts – Freedonia, Sesam and "G" – each own between 5 and 10 percent. Another 5 percent is held by Wolford AG as treasury stock as a result of a stock buyback program carried out several years ago. The other shares in circulation represent free float.

Last year five investment banks regularly covered Wolford AG. Deutsche Bank AG, Bank Austria Creditanstalt AG, Erste Bank der oesterreichischen Sparkassen AG, Raiffeisen Centrobank AG and Morgan Stanley all provide regular analyst coverage.

STRUCTURE OF THE WOLFORD GROUP


WOLFORD AG
BREGENZ_A 1950
WOLFORD
(SCHWEIZ) AG
St. Margrethen_CH 1971
WOLFORD
LONDON LTD.
London_UK 1988
WOLFORD
SKANDINAVIA APS
Copenhagen_DK 1995
WOLFORD
SKANDINAVIA APS
Norway 1999
WOLFORD
SKANDINAVIA APS
Finland 1999
WOLFORD
SKANDINAVIA APS
Sweden 1999
WOLFORD
DEUTSCHLAND GMBH
Munich_D 1975
WOLFORD
ITALIA S.R.L.
Milan_I 1992
WOLFORD
AMERICA, INC.
New York_USA 1996
WOLFORD
BOUTIQUES, LLC.
New York_USA 1998
WOLFORD
CHINA LTD.
Hong Kong_PRC 1998
WOLFORD
NEDERLAND B.V.
s' Hertogenbosch_NL 1998
WOLFORD
CANADA, INC.
Vancouver_CDN 2000
WOLFORD
PARIS S.A.R.L.
Paris_F 1987
WOLFORD
ESPAÑA, S.L.
Madrid_E 1993
WOLFROD
JAPAN K.K.
Tokyo_J 1997
100% subsidiary
branch office

HIGHLIGHTS

- Wolford returns to profits. Turnaround has succeeded and net profit for the year is positive again. Wolford is positioned for future growth.

- Highly regarded design collaborations with Vivienne Westwood and Lagerfeld Gallery are a key element of the high-fashion collection.

- Successful debut for world novelty Individual Nature – the first-ever sheer tights made largely of fibers derived from natural sources. It becomes one of Wolford's five best-selling products.

- Newly opened Wolford boutiques show excellent development potential; unprofitable locations are closed.

- Far East distribution is placed on new footing – collaboration with Chinese distributor beginning to show positive results in fourth quarter.

- Tightened organizational and staff structure brings cost savings and greater flexibility.

THE PRODUCTS OF THE WORLD OF WOLFORD

LEGWEAR

Wolford's core business for more than 50 years. Generated 48 percent of Group sales last fiscal year. This product group includes tights and stockings. Last year's innovation was Individual Nature, the first sheer tights knitted predominantly from nature-based fibers. Classic year-round line and seasonal trend collections.



BODYWEAR

Wolford began to manufacture bodies ten years ago, thus launching its diversification. Today the Bodywear line also includes sweaters, shirts, tops, bustiers as well as trousers, skirts, cardigans and dresses. Bodywear has grown steadily and now accounts for about 35 percent of consolidated sales. Classic year-round line and seasonal trend collections.



bodyCULTURE

Launched in 1999, bodyCULTURE is Wolford's line of exquisite lingerie, including bras, briefs, corsages, garter belts and slips. bodyCULTURE sales grew by about 15 percent and thus represented some 13 percent of Group sales. Classic year-round line and seasonal trend collections.



SWIMWEAR

Wolford has made beachwear since 1996. Three to five trend themes are covered per season. Swimwear doubled its sales share last year and contributed about 4 percent to consolidated revenues. The Swimwear line entices with distinctive designs in swimbodies, swimkinis, pareos and other matching beachwear. One seasonal collection per year.





MISSION

"Devoted to women!" The world over, the name "Wolford" is synonymous with elegance, quality and comfort. One and a half million women describe Wolford with words such as "creative", "high-quality", "sensual" and "distinctive". We see the fulfillment of these high expectations as our permanent mission and as the highest purpose of every one of our newly developed or improved products.

Wolford is passionate about perfection - for without flawless product design, manufacture and presentation, our brand would not have the same special allure. For this reason, we maintain strict control of all steps of the value chain - from creative team to customer service - by keeping these functions in-house.

Wolford bridges cultures by its worldwide presence under the same brand name with garments of consistent quality. On every continent and in every culture, our products speak to and fulfil the same needs of women of all ages. To make all this possible, people of different nationalities and contrasting temperaments work as a team at our parent location in Bregenz, Austria: designer and mechanical engineer, sales rep and controller, trend scout and craftswoman, dreamer and realist. Together they create what women like to wear next to their skin.

Fashion is both dialog and vision of things of come. Sophisticated sensuality is the essence of the Wolford brand. The "World of Wolford" is the expression and foundation of our corporate culture.

CORPORATE SOCIAL RESPONSABILITY

Environment

Wolford sets trends not only in fashions, but also as a frontrunner in proactive environmental management. As manufacturers in Bregenz on Lake Constance, environmentally sound thinking comes naturally to us. For example, we set standards with our process of treating and purifying the water that has been used in production. Likewise, the great durability of Wolford's products in itself conserves resources and thus helps reduce our environmental footprint.

In the world of legwear and bodywear, Wolford is at the top. By drawing inspiration from all areas of life and entering into successful partnerships with elite international designers, Wolford reinforces the luxury status of its brand with every product. The women who choose Wolford are thus in close touch with the current state of the art.

Staff

Wolford as an employer operates one of the largest vocational training programs in Austria's Vorarlberg region. The quality of our products, our technology leadership and our professional marketing are only made possible by the experience, education and passion of our employees worldwide. Maintaining these qualities requires continuous training and development. Our innovative strength relies on the joint effort of independent thinkers from different cultures working as equals.

Long-term commitment between company and staff is a core value at Wolford. All the same, a reduction in staff size was unavoidable last year as part of our restructuring. The downsizing was conducted in agreement with the staff council, with close attention to minimizing the social impact and with regard for individual circumstances.

Corporate governance

The management and boards of Wolford AG welcome all initiatives that enhance corporate transparency for national and international investors and thus further strengthen confidence in the capital market. The Austrian Code of Corporate Governance, to which companies subscribe on a voluntary basis, is a key means to this end. In the months ahead, the principles of the Code will be translated into action at Wolford. The next annual report will give a detailed account of the implementation of the rules, and especially how Wolford is handling the individual so-called "C" rules (comply-or-explain rules).

Sustainability

The business strategy of Wolford AG is geared to continuity. We believe that a critical requirement for sustained value creation is a corporate culture that builds on the trust of all stakeholders and assigns top priority to the economical use of resources. Our aim is to retain control of all relevant stages of the value chain. The Executive Board strives for lasting growth in net assets and for a level of profitability that permits the distribution of attractive dividends.

EXECUTIVE BOARD

FRITZ HUMER
Chairman of the Executive Board
(Chief Executive Officer)

JOSEF METZLER
Vice Chairman of the Executive Board
(Executive Vice President – Manufacturing & Technology)

PETER SIMMA
(Executive Vice President – Finance)

ROBERTO GERONZI
(Executive Vice President – Marketing & Sales)

SUPERVISORY BOARD

LEOPOLD BEDNAR
Chairman of the Supervisory Board

EMIL FLÜCKIGER
Vice Chairman of the Supervisory Board

WALTER BEREUTER
(until September 5, 2002)

MANFRED WILHELM
ASTRID GILHOFER

Representatives of the Staff Council:

PETER GLANZER
ANTON MATHIS

From left to right: Peter Simma,
Josef Metzler, Fritz Humer, Roberto Geronzi



Dear Shareholder,

The fiscal year behind us was a multi-faceted period that can be summarized as one of performance and success. In a year of difficult conditions both at the macroeconomic level and in the apparel industry, we managed the turnaround. Wolford is profitable again. The principal restructuring measures are completed and the Wolford Group is poised for sustained growth. Thanks to our favorable new cost base, even moderate future growth in revenues will boost earnings disproportionately.

In a successful joint effort, staff and management rose to last year's challenges. We significantly optimized and speeded up the internal processes; the cost base is now leaner and more competitive, yet quality remains assured. In our distribution activities we closed unprofitable locations and further expanded the network of Wolford boutiques in top locations. In spite of the sales decrease, Wolford delivered a net profit for the year. We are proud of this achievement and extend our heartfelt thanks to all those who made it possible – above all to our staff. Without the strong work ethic of our people, the company could not have turned its fortunes around. We are grateful also to our 199 boutique partners, who have been instrumental in making Wolford a retailing success story.

The challenge in the months ahead, in an unsettled market environment, will be to hold unit sales and revenues steady and, where possible, increase them. Our actions will be guided by three facts of strategic consequence:

1. The Wolford brand is central to our strategic business decisions. The "World of Wolford" – by which we mean the brand experience – is our greatest asset. After all, when the women whom we serve buy our products, they also buy emotions and dreams. All our activities are thus ultimately "Devoted to Women". This philosophy of dedication secures the essence of our brand.

2. The singular high quality of our products is inseparable from the Wolford brand experience. We will therefore continue to take the long view by investing in employee training and development and in process optimization. Just as importantly, we will remain true to the strategy of keeping the entire value chain within the Group.

3. Much of the brand impression must be created in the store. And the more evocative the brand experience at the point of sale, the more the emotional appeal of the products will come into play alongside the attraction of high product performance. Distribution through a global network of boutiques thus remains an important pillar of our business. In addition, we will enlarge our market presence through additional shops-in-shops and place an emphasis on attracting further selected multi-brand retailers.

It is our declared goal to optimize the brand premium and return to the profit margins earned in the past. We will thus focus on our existing product groups, our pricing strategy and the further strengthening of our distribution capacity. We will continue to invest more heavily than most companies in research and development, dedicating ourselves to the single-minded quest for innovation.

The outlook for the months ahead remains marked by uncertainty. An industry-wide decline in store traffic persists, particularly at multi-brand outlets. Aside from the decrease in Germany, our largest market, even the best locations in the world's most attractive cities are feeling the drop in tourism. Many of our competitors in the luxury brand segment are affected by the economic slowdown. Against this backdrop, and on the springboard of our newly created structures, we will continue to leverage the qualities of the Wolford team: our understanding of fashion as expressing joy of life, our agility, our long-term thinking and our self-confidence.

Bregenz, Austria, July 2003

Fritz Humer
Chief Executive Officer

MARKET TREND

Uncertainty was the defining characteristic of the economic setting in the world's three largest economic regions during the last fiscal year. In Europe, private consumption was adversely affected by a number of factors: political debate over required pension reform; slow growth or recessionary trends; a generally strained labor market; and a wave of insolvencies. Dramatic losses in stock markets - such as the Neuer Markt in Germany - further darkened consumer sentiment.

In the United States as well, declining equity markets and mounting unemployment outweighed the modest economic growth, with the net effect that consumer spending was discouraged. The Pacific region strayed off its uniform growth path about two years ago, Japan is in a recession and China has some way to go before demonstrating its full potential as the largest market in the region. Customer traffic at airport shops and impulse purchases by tourists are thus down sharply.

This is the first time in many years that the luxury goods industry - of which fashion is the largest segment - is confronted with such a scenario. However, there are also positive developments in the fundamental setting. First, the number of high-net-worth individuals who can afford luxury and are willing to display it continues to rise. Second, high market potential for luxury goods is emerging in Central and Eastern Europe and some parts of Asia.

The garment industry worldwide experienced declining prices and margins.



The strategic, logistical and manufacturing advantages of Wolford's Austrian location combined with highly skilled staff vouch for superlative quality.



BUSINESS TREND AT THE WOLFORD GROUP

Wolford dealt well with the demanding economic and industry climate in the year to the end of April 2003. Consolidated sales were 6.4 percent below the level of one year earlier. However, in the fourth quarter – traditionally a low period in the seasonal cycle – the revenue decline amounted only to 5.7 percent. The management regards this as a possible indication that sales are beginning to level off from their decrease.

Quarterly sales trend (in TEUR)


Q4 2002/03
29,949
Q3 2002/03
37,094
Q2 2002/03
35,645
Q1 2002/03
26,096
Q4 2001/02
31,763
Q3 2001/02
39,182
Q2 2001/02
39,079
Q1 2001/02
27,593

Causes of the reduction in sales

While the revenue drop was due in part to the adverse effect of the macroeconomy and markets, fully 30 percent of the decrease was attributable to the closing of unprofitable boutiques with its associated loss of business. Five Wolford-owned boutiques were closed last fiscal year in the U.S., Italy and Japan. Meanwhile, Wolford opened three new boutiques of its own in Spain, the Netherlands and the United States. Numerous partner-owned boutiques were also closed, while the strongest expansion in partner boutiques occurred in Central and Eastern Europe. On balance, while the revenue mix changed, the total number of boutiques remained constant at 248. The newly opened stores were not yet able to make up for the loss of business from the closings. Only in the coming quarters can they unfold their high potential to drive up revenues.

It speaks for the appropriateness of Wolford's clear brand strategy that the average unit price of products was successfully raised by 5 percent last year to EUR 14.97.

Average unit price of Wolford products (in EUR)


2002/03
14.97
2001/02
14.20
2000/01
14.10
1999/00
13.37
1998/99
12.50

Sales split by currency

Almost one-third of the revenue decline was caused by exchange rate movements. Over the fiscal year the U.S. dollar, in which 14.2 percent of Group sales were billed, lost 23.6 percent of its value against the euro. The British pound fell by 12.8 percent and the Swiss franc by 3.4 percent as measured against the euro. The euro accounted for 69.6 percent of revenues, the pound for 6.1 percent and the Swiss franc for 7.3 percent. The sales share of the EU countries remained largely the same.

Sales trend in EU versus non-EU


2002/03
69.6%
30.4%
2001/02
68.6%
31.4%
2000/01
68.9%
31.1%
1999/00
74.5%
25.5%
1998/99
79.9%
20.1%
European Union
Non-EU countries

Regional sales split

The sales trends differed markedly from country to country. Germany, Wolford's largest market, was hit hardest both by the negative economic trend in general, and by the sharp contraction in store traffic at apparel retailers in particular. Sales in Germany fell by 13.0 percent, with the country's share in Group sales easing from 22.1 to 20.5 percent. This was only partly offset by the strong results in markets where Wolford's sales are booming: Central and Eastern Europe, the Netherlands, Spain and Austria.

Sales by region


Ger 20.5%
A 14.4%
USA 14.2%
F 11.1%
CH 7.3%
UK 6.1%
Others 26.4%

Sales trend by region


30%
0%
1998/99
2002/03
Others
Ger
A
USA
F
CH
UK

More than 400 knitting machines turn top-quality yarns from all over the world into distinguished products. 185,000 needles fashion every product to a level of exquisiteness and elegance unique to the World of Wolford.



The brand is growing ever stronger

The long-term strategic focus on strengthening brand sales is reflected in the revenue trend. While ten years ago the brand business made up 74 percent of sales, now it constitutes 95 percent. However, contract business remains an important element of the distribution mix, not least as a means of ensuring capacity utilization.

Sales split between brand and contract business in 1992/93 and 2002/2003


Contract 26%
Brand 74%
1992/93
Contract 5%
Brand 95%
2002/03

Two million stitches are required in every pair of tights to meet Wolford's exacting standards of size, fit, elasticity and beauty.

The distribution of sales by country reveals strong growth in the more recently entered markets: For instance, revenue growth was 32 percent in Central and Eastern Europe, 17 percent in the Netherlands. Sales climbed 16 percent in Spain. Business was almost constant in the U.S. on a dollar basis - inching down 1 percent - but receded by 11 percent in euro terms. The company continues to pursue its expansion strategy in these countries. In the Austrian home market, Wolford significantly beat the weak market trend by achieving growth of 10 percent. Wolford's traditional markets of France (down 3 percent), Britain (off 11 percent) and Scandinavia (down 9 percent) did not escape the negative macroeconomic influences, but are clearly poised for future growth.

Change in brand sales by region


Total -6%
CEE 32%
Far East -32%
J -32%
USA -11%
NL 17%
Scan -9%
UK -11%
E 16%
I -6%
F -3%
CH -9%
Ger -13%
A 10%

Successful diversification into four different product groups

The success of the diversification strategy is borne out by the trend in sales of the various brand product groups. In 1995/96 the proportion of Legwear to Bodywear (the two product categories existing at the time) was 73 percent to 27 percent. Brand sales that year were approximately one-fifth less than in 2002/2003. Today the relative shares are 47.7 percent for Legwear and 35.4 percent for Bodywear. Swimwear was added as the third product group in 1996/97 and contributed 3.9 percent of Group sales by last year. bodyCULTURE, launched on the market two years later, grew rapidly in relative importance in its first few years. Last year this category grew by 15 percent and accounted for 13 percent of brand sales.

Making the most delicate, sophisticated products requires a trained eye and delicate touch.

Brand sales by product group


bodyCULTURE 13.0%
Swimwear 3.9%
Legwear 47.7%
Bodywear 35.4%

Trend in brand sales by product group


80%
0%
1995/96
2002/03
Legwear
Bodywear
bodyCULTURE
Swimwear
Accessories

Wolford currently has no plans for further diversification into additional product groups. Even if the Legwear core business supplies a shrinking global market, the growth strategy



must remain tightly focussed on our core competencies. Additional sales in future are to be generated with product lines like Sporteve, through co-branded collections such as with Vivienne Westwood and Lagerfeld Gallery, and via themed collections like the Bridal Collection.

Boutiques remain biggest distribution channel

The distribution channel with the highest sales and a continuous rising trend was that of the now 248 boutiques, which brought in 38.6 percent of revenues. Since a decade ago, the sales share of the department store channel has been steady at 20 to 22 percent. The difficulties in the clothing industry are apparent in the sharply declining share of multi-brand retailers in Wolford's revenues. While they were the dominant channel eight years ago at almost 60 percent of Group sales, their share is now nearly halved to only 29.3 percent. Factory outlets remain stable year after year and accounted for roughly 4 percent of total sales in 2002/2003. Contract manufacturing stood at 5.5 percent.

Sales by distribution channel


Contract 5.5%
Factory outlets 4.2%
Boutiques 38.6%
Multi-brand retailers 29.3%
Department stores 22.4%

Trend in sales by distribution channel


60%
0%
1995/96
2002/03
Boutiques
Multi-brand retailers
Department stores
Contract
Factory outlets

The "World of Wolford" conveys the same feel to customers anywhere on the globe

A total of 248 boutiques serve as physical gates to the world of the Wolford experience. Wolford likes to think of every one of these outlets as a flagship store – whether they are among the 49 Wolford-owned or the 199 partner boutiques. The boutiques' combined share of Group sales rose continually over the past eight fiscal years from 5.8 percent in 1995/96 to 38.6 percent last year. New outlets are now opened only where exhaustive analysis indicates that the location is likely to generate a positive cash flow within two years.

Inventive power drives sales trend

The enduring nature of Wolford's brand values is visible in the revenue shares both of "perennial" products that have been on the market for five years or more, and of recent, innovative products (trend items and current classics) up to two years old. Compared to ten years earlier, the share of recent products was boosted from about one-third to well more than one-half of sales.

Brand sales by product age in 1992/93 versus 2002/2003


5 years+ 27.0%
0–1 year 16.8%
1–2 years 16.9%
4–5 years 18.3%
2–3 years 18.5%
3–4 years 2.5%

1992/93


5 years+ 25.6%
0–1 year 30.2%
4–5 years 4.7%
3–4 years 6.1%
2–3 years 5.5%
1–2 years 27.9%

2002/03

BRANDING AND PRODUCT STRATEGY

The strategic goal for the short and medium term is to position Wolford as a global market leader in innovation and design. All activities in the areas of product, pricing, distribution, communication and organization are expected to serve this aim while contributing to sales growth and attractive profit margins.

The Wolford brand today stands for creative and inventive, high-quality hosiery and finely-knit garments such as bodies, shirts, skirts, dresses and trousers. The recent addition of trendy swimwear and a sophisticated line of lingerie have completed the comprehensive brand concept. Wolford products exude an aura of refined sensuality. Each is an original, unique and unmistakable.

Far from producing commodities, Wolford creates brand goods that offer superior value for their price. The product presentation is consistent worldwide, and its impact is multiplied by the network of Wolford retail and wholesale partners.

Quality, fashion and superlative wearing comfort are focal criteria in the development of every new Wolford product, with extensive research harnessed to devising exclusive materials and novel technologies. Inspiration is drawn from all areas of life and given form with a keen feel for the spirit of the times. Women's desire for flexible, comfortable and multifunctional fashion is fulfilled by offering the right fabrics, cuts and mix-and-match possibilities. From head to toe, Wolford fashion reflects the brand's evolution in step with the present.

Disciplined focus on core competencies and brand experience

Wolford is concentrating all its creative and production resources on the successful repositioning of the core Legwear and Bodywear product groups. This year the company plans to relaunch the Classic segments within Legwear and Bodywear through innovative upgrading of fit, fabric and technology. The debut of these fresh products will be accompanied by a new price structure that reinforces Wolford's undisputed positioning as a luxury brand.

In a parallel thrust, Wolford plans to win back market share in the middle segment of the hosiery market by competitive pricing of high-turnover products.

Wolford currently intends to focus on the four product groups rather than pursue further diversification. However, to strengthen the existing product groups, additional product lines - such as Sporteve - are being developed within them. Sporteve will be brought to market in 2003/2004 in response to the fitness trend among body-conscious women. The joint collections with big-name designers like Vivienne Westwood and Karl Lagerfeld (Lagerfeld Gallery) enhance Wolford's brand values. The Wolford Bridal Collection, assembled from existing products around a special occasion, is intended to open up additional sales channels. With every expansion of the product range, great care is taken not to dilute the brand image.

RISK MANAGEMENT

A separate organizational unit was formed in the past fiscal year with the mandates of strategic Group controlling and internal auditing. The new unit reports directly to the Group's Executive Board. Its critical enterprise-wide tasks in Austria and internationally are the scrutiny and evaluation of the internal control system; the analysis of the effectiveness, efficiency and security of business processes; and the assessment of risk situations. The management expects this new function to make an important contribution to corporate governance.

Turnaround is proof of effective restructuring

Consolidated sales in the past fiscal year reached EUR 128.8 million compared to EUR 137.6 million one year earlier. Despite this decrease, Wolford clearly achieved the turnaround, thanks to the consistent implementation and continuation of the restructuring program begun two years ago. Net profit for the year was EUR 2.5 million, up from a net loss of EUR 4.6 million in the previous fiscal year.

About 8 percent of work time is spent on quality assurance.

Restructuring pursues long-range goals

The restructuring encompassed every business process. It was conducted in harmony with the overarching long-term plan to preserve and build brand values, protect and increase Wolford's differential competitive advantage, and keep and multiply the expertise existing in Bregenz. The most important specific objectives of the reorganization were to save costs and raise profitability in production, distribution and administration; increase flexibility and shorten time to market; make business processes more efficient; centralize business functions, especially services; and – underscoring the consistent brand strategy – adopt a more confident approach to pricing.

The restructuring measures brought substantial cost relief. Staff costs fell to the level of 1998/99, and much the same was true of other operating expenses. Productivity per employee increased by about 8 percent in spite of the lower sales. Inventory reduction, outsourcing of non-core activities and the centralization of functions led to optimized use of capital and swifter responses to market developments.

Repositioned in China

The distribution activities for Wolford in China, Macao and Hong Kong were taken over at the end of the third quarter by a Hong Kong-based partner with a wealth of experience in the luxury goods sector. Previously, the marketing and sales in these markets were the responsibility of Wolford China Ltd., a subsidiary established in 1998. The local change in ownership includes the existing physical premises (two Wolford boutiques and a shop-in-shop in Hong Kong). All local employees also moved to the new Wolford distributor. The partnership ensures Wolford's above-average growth and will strengthen the brand in the region.

Materials and semi-finished products are tested in microscopic detail in Wolford's own quality laboratories. Metrics of particular interest are elasticity, tensile strength, stitch structure and colorfastness.

Locations in the boutique network that were unprofitable and no longer of strategic significance were closed. This will remain the policy for this year as well. Thus, anticipated costs of closing four boutiques in 2003/2004 (one in Italy, three in the U.S.) were already accounted for in the fiscal year completed. New stores are opened only after careful study of qualitative and quantitative factors.

Management information system expanded further

The Wolford Group's management control was given a focus on profits and quality growth. This in turn highlights the concentration on the brand business. The management information system was further expanded. On a monthly basis it provides full transparency regarding the trend at every subsidiary and at every Wolford-owned boutique. The information updated daily includes sales and ordering behavior worldwide for all companies, countries, distribution channels, and product groups, colors and sizes. This permits precise procurement and inventory planning and therefore a reduction in the amount of capital tied up.

In fiscal 2002/2003 restructuring costs of EUR 1.8 million were incurred in the European, North American and Asian market.

From this year on, thanks to the restructuring steps taken over the last two years, even moderate sales growth is set to yield disproportionate increases in earnings.

STAFF

Over the completed fiscal year, the restructuring led to a staff reduction by 243 full-time equivalents (FTE) from 1,814 to 1,571 FTE. In the last two years the total number of employees on an FTE basis thus declined by 309 (or about 16 percent), including 280 at the parent company and 29 at the subsidiaries. In the manufacturing segment this was accomplished by tightening the supply chain and improving processes further. This led to significant quality gains that were manifested in a higher percentage of units in the top quality class and a reduction in the requirement for rework. Owing to the downsizing, the average qualification level of the manufacturing staff is now even higher than before. In the distribution activities, notably at the subsidiaries, the most significant developments were a reduction in overhead and increase in efficiency.

Average number of employees (full-time basis)


2002/03
1,571
2001/02
1,814
2000/01
1,880
1999/00
1,813
1998/99
1,697

Staff costs decreased by EUR 7.2 million to EUR 61.5 million. The most gratifying development is the productivity gain. Sales per employee on a full-time-equivalent basis rose by 8.1 percent from EUR 75,860 to EUR 81,980.

After every manufacturing step, at least 4 percent of pieces are inspected to ensure flawless quality.



Staff costs (in TEUR)


75,000
0
51.0%
49.9%
47.7%
2000/01
2001/02
2002/03
Staff costs
% of sales

2002/03	**61,451**
2001/02	68,685
2000/01	73,405

Most important vocational training program in the Austrian apparel industry

In human resources development, Wolford's focus last year was on two areas: The marketing and sales staff received targeted training in preparation for the new demands arising from the changes in consumer behavior and in the product portfolio. And the proven approach of producing "home-grown experts" was consistently maintained in the training of apprentices and development of employees into qualified specialists. Wolford operates one of the largest staff-training programs in the Vorarlberg region and the most important one in the Austrian apparel industry. On the balance sheet date Wolford employed 46 apprentices, including 14 in their first year. In addition, the staff includes 100 graduates of a garment or textile apprenticeship. As well, 103 employees have completed extensive specialist schooling in these fields outside the apprenticeship system.

Thanks to this strength in training and developing skilled personnel, as well as its traditionally high staff loyalty and an advantageous employee age structure, Wolford is fully prepared in terms of human resources for future growth in size and quality. Wolford already has the people today who will be able to develop tomorrow's competitive innovations for the global fashion world. The basis for a sustained in-house pool of talent for the future is thus assured.

OTHER OPERATING EXPENSES

Other operating expenses, one of the principal cost categories at EUR 31.1 million, were brought down by more than 13 percent year-over-year by means of a rigorous, Group-wide program of cost reductions.

Other operating expenses (in TEUR)


40,000
0
24.2%
26.1%
24.2%
2000/01
2001/02
2002/03
Other operating expenses
% of sales

2002/03	**31,127**
2001/02	35,920
2000/01	34,827

An expense item that was selectively excluded from the cost-saving measures was advertising. Wolford increased the advertising budget to EUR 6.9 million, thus allocating 5.4 percent of Group sales to the brand's visual presentation, trade marketing, promotions, direct marketing and traditional advertising. The media and poster campaign heralding the launch of world novelty Individual Nature represented the chief focus of last year's advertising activities. A particularly effective magnet for public attention was a high-profile publicity campaign that was built around the premiere of the movie "Chicago".

Advertising expenses (in TEUR)


9,000
0
5.9%
4.7%
5.4%
2000/01
2001/02
2002/03
Advertising expenses
% of sales

2002/03	**6,926**
2001/02	6,419
2000/01	8,483

FINANCIAL POSITION AND RESULTS OF OPERATIONS

EBITDA rose by a substantial 56.4 percent from EUR 7.7 million to EUR 12.1 million last year, representing EBITDA margin growth (based on sales) of 67.2 percent to a new margin of 9.4 percent. The operating result after all restructuring costs improved from a negative EUR 2.5 million to a profit of EUR 3.4 million, making the EBIT margin 2.6 percent.

EBITDA (in TEUR)


15,000
0
7.7%
5.6%
9.4%
2000/01
2001/02
2002/03
EBITDA
EBIDTA margin

2002/03	**12,120**
2001/02	7,748
2000/01	11,105

The identity of the Wolford luxury brand has achieved permanence because the placement of the product on the world stage – from packaging all the way to in-store displays – does justice to the expectations of sophisticated woman shoppers everywhere.



EBIT (in TEUR)


4,000
0
(3,000)
2.1%
2001/02
2.6%
2000/01
2002/03
-1.8%
EBIT
EBIT margin

2002/03	**3,368**
2001/02	(2,469)
2000/01	3,047

Wolford achieved a significant improvement in the financial result from a negative EUR 3.4 million to a negative EUR 1.9 million. This is due in large part to a reduction in average debt last year and a lower average interest rate on bank debt.

Financial result (in TEUR)


2002/03
(1,935)
2001/02
(3,370)
2000/01
(2,761)

Profit before taxes improved by EUR 7.2 million to EUR 1.4 million (from a prior-year loss of EUR 5.8 million). A tax credit of EUR 1.0 million was reported, thanks mainly to the application of Wolford AG's deferred tax asset.

Profit before tax, cash flow (in TEUR)


2002/03
1,433
14,168
2001/02
(5,839)
4,039
2000/01
286
5,600
EBT
Cash flow

Net profit for the year was EUR 2.5 million, an increase of EUR 7.1 million from one year earlier. Earnings per share were EUR 0.52, up from a loss of EUR 0.97 in the previous year.

Earnings per share and cash flow per share (in EUR)


2002/03
0.52
2.98
2001/02
(0.97)
0.85
2000/01
0.16
1.18
Earnings per share
Cash flow per share

Return on equity rose to 3.8 percent from the prior year's negative 7.5 percent. Given the low amount of employed capital and the improvement in profit, return on capital employed climbed from –1.6 percent to a positive 5.2 percent in the 2002/2003 fiscal year.

Cash flow from operating activities increased by EUR 10.2 million, rising from EUR 4.0 million to EUR 14.2 million. Expressed as a share of sales, it amounted to 11.0 percent compared to 2.9 percent in the year before.

Capital expenditure, depreciation, amortization and write-downs, and cash flow (in TEUR)


2002/03
3,747
8,752
14,168
2001/02
8,285
10,216
4,039
2000/01
17,426
8,058
5,600
Capital expenditure
Depreciation, amortization and write-downs
Cash flow

Capital expenditure (in TEUR)


18,000
0
12.1%
6.0%
2.9%
2000/01
2001/02
2002/03
Capital expenditure
% of sales

2002/03	**3,747**
2001/02	8,285
2000/01	17,426

Non-current assets expanded by EUR 5.4 million amid a reclassification of EUR 12.4 million in securities held as current assets. Capital expenditure reached EUR 3.7 million (prior year: EUR 8.3 million). Goodwill of EUR 0.8 million was amortized or written down.

The reclassification of securities mentioned above had a positive effect on the amount of current assets. A key factor contributing to the reduction in tied-up capital was the significant decrease of EUR 5.1 million in inventories.

Inventories (in TEUR)


2002/03
3,885
4,335
15,544
2001/02
4,758
5,785
18,296
2000/01
5,481
7,039
17,905
Raw materials and supplies
Work in process
Finished goods

Thanks to the improvement in profit, shareholders' equity rose from EUR 61.0 million to EUR 64.4 million. This brings the equity ratio to 44.1 percent, versus 38.8 percent on the previous year's balance sheet date.

Non-current liabilities rose by EUR 14.1 million due mainly to refinancing of short-term bank debt that helped to optimize the financing structure.

Gross liquidity, bank debt, net debt (in TEUR)


2002/03
17,717
52,080
34,363
2001/02
18,236
64,493
46,257
2000/01
45,444
87,377
41,933
Gross liquidity
Bank debt
Net debt

Wolford was able to strongly reduce current liabilities by EUR 28.4 million through substantial loan repayments of EUR 11.2 million and the already mentioned refinancing.

Total debt owing to banks and other lenders was reduced by about 20 percent (EUR 12.4 million) to EUR 52.1 million. Net debt fell by EUR 11.9 million to EUR 34.4 million.

RESEARCH AND DEVELOPMENT

Last year the budget for R&D was increased further. From EUR 8.2 million one year earlier, Wolford raised to EUR 8.3 million its spending in search of new yarns, fibers and dyes and for the further development of special knitting and finishing processes. This represents 6.5 percent of Group sales compared to 6 percent in the previous year. In percentage terms that means Wolford advanced even further within the top ranks of the largest Austrian manufacturing companies.

Research and development expenses (in TEUR)


9,000
0
5.1%
5.1%
5.7%
6.0%
6.5%
1998/99
1999/00
2000/01
2001/02
2002/03
R&D
% of sales

2002/03	**8,328**
2001/02	8,238
2000/01	8,145
1999/00	7,141
1998/99	6,727

Creating fashion would be unthinkable without the constant search for new ideas and without the ceaseless refinement of materials and manufacturing processes. This truth underlies the entire value chain and drives Wolford's relentless pursuit of innovation in every collection. At least twice a year, colors, shapes and details of the trend products are "reinvented" in order to anticipate and fulfill customers' desire for novelty. In parallel, Wolford continually works to improve the classic product offerings.

The company is particularly proud of the year's highlights. World novelty Individual Nature is the culmination of carefully targeted R&D. The Wolford development team succeeded in bringing to market the first sheer tights with a very high (65 percent) content of fibers of natural origin. The special fiber composition combines the advantages of viscose with the qualities of polyamide and elastane. The relevance of this development, for which several patents have been filed, is apparent from the sales statistics: The Individual Nature tights, launched with an international marketing campaign, became Wolford's fifth biggest seller overall. The concept was therefore extended to a lingerie line and functional items.

Other novelties developed by Wolford are Invisible 12 (ultra-sheer, with an invisible forming panty part), Naked 8 (elegant, extremely delicate tights), and 5th Dimension (offering the wearer a five-way advantage through ingenious knitting technology). Fabric with a thoroughly new look driven by improvements in manufacturing technology made the Bodywear products Vancouver String Body, Seattle String Body and Montreal Shirt into top sellers.

Product development (new products in stores)


2002/03
93
260
2001/02
79
147
2000/01
64
139
1999/00
56
93
1998/99
51
54
Legwear
Body

Events after the balance sheet date

No events of material significance occurred since the end of the fiscal year.

OUTLOOK

Ready for quality growth
For the coming fiscal year the management expects the important markets to show an economic trend that is little changed from last year. A strong recovery in the luxury goods segment is also not on the horizon. Consumer confidence among our customers is thus unlikely to grow substantially.

Wolford plans to earn additional revenues by continuing the collaboration with top designers. This opens up new distribution channels in the high-fashion segment and adds fashion appeal to the collections. As well, the Sporteve line will be cautiously rolled out in selected markets. Focal themes such as that of the Wolford Bridal Collection introduce new accents, raise the brand's visibility and unlock additional distribution paths. The upgrading of the basics of the Legwear and the Bodywear range, combined with a concentration of the number of products, will strengthen sales. In the marketing and sales strategy the boutiques will retain a high priority, with an emphasis on expansion and better utilization of store area. In department stores, more shop-in-shop systems are to be installed that, like the boutiques, present the Wolford products in a manner appropriate to the brand. As well, by giving close attention to the business models of multi-brand retailers and serving their needs with precision, Wolford plans to invigorate sales through this channel.

The product strategy will favor the higher price points. For new customers and some segments of the multi-brand retailer market, there will also be a focus on selected products in the middle of the price range. On balance, Wolford's management aims for a significant improvement in profit margins in the medium and long term. The restructuring has optimized the internal factors at Wolford to such an extent that it will only take moderate growth in sales to achieve disproportionately high profit growth. Ultimately, however, the recovery in consumer confidence will be the crucial factor for Wolford's business success.



Wolford

WIEN PARIS LONDON









CLASSIC
LEGWEAR



TREND
LEGWEAR & BODYWEAR











BODYCULTURE





SWIMWEAR















WOLFORD BOUTIQUE
Wolfordstraße 2, A-6901 Bregenz

CONSOLIDATED FINANCIAL STATEMENTS OF THE WOLFORD GROUP FOR THE YEAR ENDED APRIL 30, 2003 PREPARED IN ACCORDANCE WITH IAS

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEAR 2002/2003

		Year ended April 30,	
in TEUR	Note	2003	2002
Sales	1	128,784	137,617
Other operating income	2	3,400	3,179
Change in inventories of finished goods and work-in-process		(4,584)	(1,664)
Own work capitalized		361	0
Operating output		**127,961**	**139,132**
Cost of materials and purchased services		(23,263)	(26,779)
Staff costs	3	(61,451)	(68,685)
Amortization, depreciation, and write-downs		(7,994)	(8,664)
Goodwill amortization and write-downs	4	(758)	(1,553)
Other operating expenses	5	(31,127)	(35,920)
Operating profit (loss) (EBIT)		**3,368**	**(2,469)**
Net interest cost	6	(1,469)	(2,349)
Net investment securities income	7	236	(283)
Interest paid on employee benefit funding		(702)	(738)
Profit (loss) before taxes (EBT)		**1,433**	**(5,839)**
Income taxes	8	1,025	1,242
Net profit (loss) for the year		**2,458**	**(4,597)**
Earnings per share (in EUR)		**0.52**	**(0.97)**

The accompanying notes form an integral part of these consolidated financial statements

CONSOLIDATED BALANCE SHEETS FOR THE YEAR ENDED APRIL 30, 2003

ASSETS

in TEUR	Note	April 30, 2003	April 30, 2002
Non-current assets	9		
Property, plant and equipment		67,052	72,197
Goodwill		1,464	2,933
Other intangible assets		3,236	3,439
Investments in associates		3	3
Securities held as non-current assets		16,304	3,822
Long-term receivables and assets	10	818	1,116
		88,877	83,510
Deferred tax assets	11	6,198	5,285
Current assets			
Inventories	12	23,764	28,839
Current receivables and other assets	13	22,861	21,138
Securities held as current assets	14	1	13,192
Cash and cash equivalents		4,460	5,044
		51,086	68,213
Total assets		**146,161**	**157,008**

The accompanying notes form an integral part of these consolidated financial statements

SHAREHOLDERS' EQUITY AND LIABILITIES

in TEUR	Note	April 30, 2003	April 30, 2002
Shareholder's equity	15		
Capital stock		36,350	36,350
Additional paid-in capital		1,817	1,817
Reserve for available-for-sale financial instruments		(725)	(988)
Hedging reserve		(44)	(160)
Revenue reserve		37,851	34,002
Translation reserve		(1,104)	(305)
Treasury stock		(9,748)	(9,748)
		64,397	60,968
Non-current liabilities			
Long-term debt	16	21,582	7,817
Provisions for employee benefits	17	12,118	11,722
Other non-current liabilities	18	484	556
		34,184	20,095
Current liabilities			
Current portion of long-term debt		2,058	2,558
Bank loans and overdrafts	19	28,440	54,118
Provision for income tax		395	569
Other provisions	20	2,761	2,627
Trade payables		4,177	5,190
Other current liabilities	21	9,749	10,883
		47,580	75,945
Total shareholders' equity and liabilities		**146,161**	**157,008**

The accompanying notes form an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR 2002/2003

in TEUR	Note	Year ended April 30, 2003	2002
Profit before tax		1,433	(5,839)
+ Interest and similar income		(971)	(1,450)
+ Interest and similar expenses		2,440	3,800
+ Amortization, depreciation and write-downs on non-current assets		8,752	10,216
+(-) Gain (loss) on disposal of property, plant and equipment		(31)	1,091
+(-) Gain (loss) on disposal of securities		4	583
+(-) Translation differences		1,967	427
+(-) Increase (decrease) in provisions for employee benefits		397	(777)
-(+) Increase (decrease) in long-term receivables		298	(803)
+(-) Increase (decrease) in other non-current liabilities		(72)	(45)
-(+) Increase (decrease) in inventories		5,075	1,586
-(+) Increase (decrease) in current receivables and other assets		(1,723)	6,982
+(-) Increase (decrease) in current accruals		(324)	(518)
+(-) Increase (decrease) in trade payables		(408)	(4,964)
+(-) Increase (decrease) in other current liabilities		(727)	(2,363)
= *Cash generated from operations*		*16,110*	*7,926*
-(+) Income taxes paid (credited)		(524)	(1,537)
+(-) Interest received		1,261	1,450
-(+) Interest paid		(2,679)	(3,800)
= Cash flow from operating activities		**14,168**	**4,039**
+ Proceeds from sale of securities	23	1,090	26,349
- Purchases of securities		0	(108)
+ Proceeds from sale of property, plant and equipment and intangibles		640	97
- Purchases of other intangible assets		(343)	(1,087)
- Purchases of property, plant and equipment	24	(3,278)	(6,468)
= Cash flow from investing activities		**(1,891)**	**18,783**
+ Change in short-term borrowings	23	(26,908)	(20,904)
+ Proceeds from non-current borrowings		15,844	460
- Repayments of non-current borrowings		(2,079)	(2,439)
= Cash flow from financing activities		**(13,143)**	**(22,883)**
Change in cash and cash equivalents	22	(866)	(61)
Cash and cash equivalents at beginning of period	22	5,044	5,085
Effect of exchange rates on cash and cash equivalents at beginning of period		282	20
Cash and cash equivalents at end of period	**22**	**4,460**	**5,044**

The accompanying notes form an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR 2002/2003

In TEUR	Capital stock	Additional paid-in capital	Reserve for available-for-sale financial instruments	Hedging reserve	Revenue reserve	Translation reserve	Treasury stock	Total
At April 30, 2001	**36,350**	**1,817**	**(745)**	**0**	**39,051**	**(800)**	**(9,748)**	**65,925**
Effects of changes in accounting policies*					66			**66**
At May 1, 2001, restated	**36,350**	**1,817**	**(745)**	**0**	**39,117**	**(800)**	**(9,748)**	**65,991**
Effects of first-time recognition of IAS 39			(183)	7				**(176)**
Net loss for the year	0	0	0	0	(4,597)	0	0	**(4,597)**
Other changes taken to equity	0	0	(60)	(167)	(518)	495	0	**(250)**
At April 30, 2002	**36,350**	**1,817**	**(988)**	**(160)**	**34,002**	**(305)**	**(9,748)**	**60,968**
Net profit for the year	0	0	0	0	2,458	0	0	**2,458**
Other changes taken to equity	0	0	263	116	1,391	(799)	0	**971**
At April 30, 2003	**36,350**	**1,817**	**(725)**	**(44)**	**37,851**	**(1,104)**	**(9,748)**	**64,397**

* The effects of changes in accounting policies are discussed in Section I. of the notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN NON-CURRENT ASSETS FOR THE YEAR ENDED APRIL 30, 2003

	Costs					
in TEUR	At May 1, 2002 gross	Translation differences	Additions	Disposals	Reclassifi-cations	At April 30, 2003 gross
NON-CURRENT ASSETS						
Property, plant & equipment						
Land, land rights and buildings, including buildings on third-party land	75,925	(734)	1,064	529	257	75,983
Of which land	0	0	0	0	0	0
Machinery and equipment	27,916	0	750	740	0	27,926
Other equipment, furniture and fixtures	24,030	(506)	1,188	1,947	62	22,827
Prepaid expenses and plant under construction	279	0	402	0	(638)	43
Total property, plant & equipment	**128,150**	**(1,240)**	**3,404**	**3,216**	**(319)**	**126,779**
Goodwill	7,222	(1,214)	0	170	(393)	5,445
Other intangible assets						
Concessions, patents, and licenses	5,239	(7)	214	225	0	5,221
Security deposits paid for leases and rentals	3,224	(55)	129	72	712	3,938
Prepayments on intangible assets	0	0	0	0	0	0
Total other intangible assets	**8,463**	**(62)**	**343**	**297**	**712**	**9,159**
Total intangible assets	**15,685**	**(1,276)**	**343**	**467**	**319**	**14,604**
Investments in associates	3	0	0	0	0	3
Securities held as non-current assets	4,230	0	0	0	13,184	17,414
Total non-current assets	**4,233**	**0**	**0**	**0**	**13,184**	**17,417**
Total	**148,068**	**(2,516)**	**3,747**	**3,683**	**13,184**	**158,800**

Depreciation, amortization and write-downs							Net value	
Cumulative depreciation, amortization, write-downs May 1, 2002	Translation differences	Depreciation, amortization, write-downs	Disposals	Reclassifi-cations	Changes taken to equity	At April 30, 2003	At May 1, 2002	At April 30, 2003
15,840	(235)	2,704	237	0	0	18,072	60,085	57,911
0	0	0	0	0	0	0	0	0
22,603	0	1,623	613	0	0	23,613	5,313	4,313
17,510	(310)	2,658	1,816	0	0	18,042	6,520	4,785
0	0	0	0	0	0	0	279	43
55,953	**(545)**	**6,985**	**2,666**	**0**	**0**	**59,727**	**72,197**	**67,052**
4,289	(753)	758	170	(143)	0	3,981	2,933	1,464
3,950	(3)	648	224	0	0	4,371	1,289	850
1,075	(12)	360	14	143	0	1,552	2,149	2,386
0	0	0	0	0	0	0	0	0
5,025	**(15)**	**1,008**	**238**	**143**	**0**	**5,923**	**3,438**	**3,236**
9,314	**(768)**	**1,766**	**408**	**0**	**0**	**9,904**	**6,371**	**4,700**
0	0	0	0	0	0	0	3	3
408	0	0	0	822	(120)	1,110	3,822	16,304
408	**0**	**0**	**0**	**822**	**(120)**	**1,110**	**3,825**	**16,307**
65,675	**(1,313)**	**8,751**	**3,074**	**822**	**(120)**	**70,741**	**82,393**	**88,059**

NOTES TO THE IAS CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED APRIL 30, 2003

The Wolford Group is an internationally operating manufacturer and distributor of high-quality, luxury legwear and bodywear (notably stockings, tights and bodies), swimwear and lingerie. Wolford's Group head office is located in Austria at Wolfordstrasse 1, 6901 Bregenz. The business activity of the subsidiaries consists of the distribution of products obtained from the parent company.

I. GENERAL INFORMATION

(1) Summary of accounting policies

The consolidated financial statements of Wolford AG for the fiscal year ended April 30, 2003 were prepared in compliance with the International Accounting Standards (IAS) issued by the International Accounting Standards Committee (IASC) and adopted by the International Accounting Standards Board (IASB).
All IAS applicable to the fiscal year 2002/2003 have been applied, and interpretations of the Standing Interpretation Committees (SIC) adopted by the International Financial Reporting Interpretations Committee (IFRIC) have been accounted for as amended.
The consolidated financial statements have been prepared in accordance with the Austrian law governing consolidated financial statements (KonzAG) (§ 245a HGB, the Austrian Commercial Code) published in March 1999. Under this law, a parent company preparing consolidated financial statements and a consolidated management report in accordance with internationally accepted accounting standards is exempt from the requirement to prepare parallel financial statements that satisfy the Austrian financial reporting rules of the HGB. The consolidated financial statements and management report also comply with Directive 83/349/EEC on consolidated financial statements.
In the Wolford Group's entire consolidated financial reporting for the 2002/2003 fiscal year, amounts are stated in thousands of euros (TEUR) unless noted otherwise.

(2) Basis of consolidation

The scope of consolidation is defined in accordance with IAS 27 (Consolidated Financial Statements and Accounting for Investments in Subsidiaries). In addition to the parent company, the following subsidiaries are included in the consolidated financial statements:

Name of company	Registered office	Direct interest in %
Wolford Deutschland GmbH	Munich	100
Wolford (Schweiz) AG	St. Margrethen	100
Wolford Paris S.a.r.l.	Paris	100
Wolford London Ltd.	London	100
Wolford Italia s.r.l.	Milan	100
Wolford España S.L.	Madrid	100
Wolford Scandinavia ApS	Copenhagen	100
Wolford America, Inc.	New York	100
Wolford Japan K.K.	Tokyo	100
Wolford Nederland B.V.	's Hertogenbosch	100
Wolford China Ltd.	Hong Kong	100
Wolford Canada, Inc.	Toronto	100

		Indirect interest in %
Wolford Boutiques, LLC.	New York	100

The number of fully consolidated companies remained unchanged in the reporting year.
The year-end for the consolidated financial statements, in compliance with IAS 27, is the year-end of the parent company (April 30).
Amounts in the Wolford Group's consolidated financial statements are presented in thousands of euros (TEUR) unless noted otherwise. The balance sheet date of all consolidated companies is April 30.
The same uniform Group-wide accounting policies were applied in the preparation of the separate financial statements of all consolidated companies.

Significant differences between IAS and Austrian HGB accounting law

Differences in concept
Austrian accounting regulations are characterized by a strong focus on creditor protection and therefore place particular emphasis on the principle of prudence. Likewise, the fact that the commercial financial statements also serve as the authoritative basis for tax assessment has implications for the preparation of financial statements in accordance with Austrian accounting law.
Under IAS the primary objective of financial reporting is to provide shareholders and investors with information suitable for use in making decisions. IAS therefore place a higher priority on the comparability of financial statements than does the HGB, both between periods and between enterprises.
Specific differences that are of particular importance for Wolford's 2002/2003 consolidated financial statements are outlined below:

Non-current assets/leases
Under HGB regulations, lease and rental contracts are recognized mainly on the basis of legal ownership. In the absence of applicable rules, leased or rented assets are capitalized according to the criteria employed for tax purposes.
Under IAS, leases are classified on the basis of the extent to which the risks and rewards incident to ownership of a leased asset lie with the lessor or the lessee, with the substance of an agreement taking precedence over its legal form.

Financial assets/securities held as non-current assets
Under the HGB, financial assets are carried at the lower of cost or fair value when a decline in value is other than temporary. Recognition of temporary declines in value is optional. Under IAS, securities held as non-current assets, depending on their classification, are carried at amortized cost using the effective interest method or at fair value without deducting transaction costs.

Securities held as current assets
Under Austrian accounting regulations, securities held as current assets are carried at the lower of cost or market value. Under IAS, securities reported as current assets are carried at fair value, with the recognition of temporary changes in fair value being dependent on

their category. Where securities are held for trading, changes in value must be recognized in income; with securities available for sale, changes in value are recognized either in income or directly in equity (revaluation reserve).

Inventories

In accordance with the option existing under Austria's HGB, Wolford waives the inclusion of discretionary employee benefits in production costs for the purpose of inventory valuation. As IAS do not provide this option, production costs based on IAS include discretionary employee benefits.

Deferred taxes

Under the HGB, the recognition of deferred tax assets resulting from timing differences between the results for financial reporting purposes and the tax base is optional. The recognition of deferred tax assets for carry-forwards of tax losses is not allowed.
Under IAS, both deferred tax assets and liabilities are recognized for all temporary differences between commercial financial statements and tax assessment. The size of the deferred tax assets and liabilities is determined by applying the tax rate expected to be in effect during the period in which the carrying value of the asset will be recovered or the liability settled. Deferred tax assets are also recognized on unused tax losses carried forward depending on their likeliness to be realized.

Provisions for pensions and severance pay

In accordance with the Austrian HGB, the Company provides for pension costs based upon actuarial valuations using the entry age method and a discount rate of 6%.
Severance pay is provided for by the use of a present value calculation applying a discount rate of 4%. Salary increases are not taken into account. An employee turnover discount of 10% is applied.
In conformity with IAS 19, provisions for pensions and severance pay were calculated using a compounding rate of 3% (salary increases and inflation rate) and the commonly used discount rate of 5.75%.
In accordance with IAS, the discount for staff turnover for the purposes of severance pay is graduated by employees' length of service (see Note 17 on provisions for employee benefits). For pensions, a staff turnover discount of 10% is applied.

Hedging and derivative financial instruments
Under HGB rules, hedging transactions are carried in the balance sheet only when a loss is imminent. Under IAS, such transactions are considered to constitute "fair-value hedges" if they serve to hedge against the risk of a change in the fair value of a recognized asset or liability. Transactions used for hedging against the risk of changes in future cash flows are classified as "cash flow hedges" and carried at fair value. According to their classification, any gains or losses resulting from a change in fair value are recognized either in income or directly in equity. Derivative financial instruments, for which "hedge accounting" is not allowed under IAS, are stated at their fair value. Any resulting gains or losses are recognized as income or expense.

Foreign-currency translation
Austria's HGB does not provide specific direction on the translation of financial statements of companies that do not employ the reporting currency. In accordance with IAS 21, for subsidiaries which do not report in euros, income and expense items are translated at average exchange rates for the fiscal year (except for depreciation, amortization, write-downs and profit brought forward, which are translated at the rates prevailing on the balance sheet date). The difference between the income and expense items translated at these respective rates and the net profit or loss for the year based on the rate at the balance sheet date is taken to equity, where it is recognized in the translation reserve.

Foreign-currency transactions
In conformity with HGB requirements, monetary items shown in the balance sheet that are denominated in foreign currency are translated as follows: if reported on the assets side, at the exchange rate ruling at the transaction date or the lower closing date rate; if reported on the liabilities side, at the exchange rate ruling at the transaction date or the higher closing date rate. Unrealized exchange gains are therefore not recognized. Under IAS, monetary asset items and liabilities are carried at the closing rate. Unrealized exchange gains and losses are therefore recognized as income or expense.

(3) Accounting policies

Changes arising from reclassification
The presentation of restructuring expenses has changed from the previous annual report. Restructuring costs are now reflected directly in the individual expense items rather than as an undivided, separate item as before. The comparative data was adjusted accordingly. The notes to restructuring costs are found in Section V. Other information.

Effects of the first-time application of IAS 39; changes in accounting policies in fiscal 2001/2002
IAS 39 was applied for the first time in the 2001/2002 fiscal year. As well, the enactment of the severance pay reform law (BMVG) has led to changes in the treatment of actuarial gains and losses. The effects - which are included in the prior-year figures - are detailed in the consolidated statements of changes in equity.

Property, plant and equipment is carried at cost and depreciated over its expected useful life in accordance with IAS 16 (Property, Plant and Equipment) using the straight-line method.
Interest expense on borrowings raised to finance property, plant and equipment that is constructed or acquired over an extended period of time is not capitalized.

Straight-line depreciation of property, plant and equipment is based on the following estimated useful lives:

Buildings	10 to 50 years
Machinery and equipment	4 to 20 years
Other equipment, furniture and fixtures	2 to 10 years

In the event of significant impairment losses in excess of scheduled depreciation, assets are written down, if required, in conformity with IAS 36 (Impairment of Assets). In the reporting period, a write-down in the amount of TEUR 466 was recognized.

Repair and maintenance costs relating to property, plant and equipment are expensed as incurred. Such costs are only capitalized if it is expected that the additional expenditure will yield additional economic benefits from use of the asset in the future.
Leased property, plant and equipment which, from a substance-over-form point of view, are to be construed as purchases of assets under long-term financing arrangements because the risks and rewards associated with such assets pass to the lessee (i.e. assets held under a finance lease), are capitalized at the lower of fair value or present value, pursuant to IAS 17 (Leases). Such assets are depreciated over their useful lives. Where it is not reasonably certain at the beginning of the lease that ownership will pass to the lessee (i.e. to the Wolford Group), the asset is depreciated over the shorter of lease term and useful life.
The payment obligations arising from future lease payments are discounted and recognized as liabilities.
Items rented under other lease or rental contracts are treated as operating leases, as beneficial ownership is retained by the landlord or lessor. The rental payments are recognized as an expense.
Low-value assets with a cost of up to EUR 400 are written off completely in the year of addition, analogous to the treatment under the HGB.

Goodwill resulting from acquisitions reflected in the separate financial statements (where the sum of equity and hidden reserves is lower than the purchase price) is generally capitalized and amortized. When acquisitions or strategic investments are undertaken to promote qualitative and quantitative growth in the core business, goodwill is amortized over a period of 15 years, otherwise over 10 years. During the reporting period such unscheduled amortization amounted to TEUR 398.

Other intangible assets are measured at cost and amortized by the straight-line method over their useful lives of three to six years. Impairment write-downs of TEUR 172 were made in the fiscal year.

Research costs may not be capitalized under IAS 38 (Intangible Assets) and are expensed in the period in which they are incurred.

Development costs are generally also expensed as incurred. Development costs are capitalized only if the development activities are expected, with reasonable certainty, to result in future inflows of financial resources that will cover not only the normal costs but also the

respective development costs. Beyond this, under IAS 38 a number of additional criteria must all be met with regard to development projects. In the fiscal years 2002/2003 and 2001/2002 no development costs were incurred that were eligible for capitalization.
In fiscal 2002/2003, research and development costs of TEUR 8,328 (2001/2002: 8,238) were expensed.

Financial instruments are recognized at the trade date, in keeping with IAS 39. The item "Securities held as non-current assets" includes units of an investment fund that serve to cover the employee benefit obligations for tax purposes. Furthermore, the item includes other securities and investment fund units. These are classified as available-for-sale and, in accordance with IAS 39, are measured at fair value without deducting transaction costs. Fair value is the equivalent of the market value of the shares at the balance sheet date. Any valuation gain or loss is recognized in equity under "Reserve for available-for-sale securities".

Securities held as current assets and classified as available for sale are carried (in accordance with IAS 39) at fair value as determined by reference to stock exchange prices at the balance sheet date. Temporary fluctuations in market value are taken to equity ("Reserve for available-for-sale securities"). When the securities are sold, the corresponding amount released from the reserve is recognized as a gain or loss in net investment securities income.

Inventories: Raw materials and supplies are recorded at the lower of cost or market value. As a rule, their consumption is measured at cost. *Work-in-process and finished goods* are valued at the lower of production cost or net realizable value. Production cost includes all expenses which are directly related to the product, as well as all variable and fixed overheads incurred in connection with production. As a rule, changes in inventories of work in process and finished goods are measured at cost. Appropriate write-downs are made to reflect inventory risks arising from limited usefulness and slow-moving items.

Borrowing costs are expensed in the period in which they were incurred. This represents the benchmark treatment under IAS 23.

Receivables and other assets – Receivables are capitalized at the fair value of the consideration given, in accordance with IAS 39. Other assets are capitalized at cost. Identifiable risks are recognized by setting up provisions in the requisite amounts.

All cash holdings and financial investments with a term to maturity not exceeding 90 days at the time of acquisition that are included in cash and cash equivalents are classified as liquid funds. These assets are carried at current values (marked-to-market) at the balance sheet date. At year-end none of the amounts included in this item was subject to any restrictions on use.

Treasury stock is shown in the consolidated balance sheets as a charge to equity, pursuant to SIC 16.

Income taxes – Provisions set up for current taxes cover all tax liabilities known to exist at the balance sheet date. In addition, assets and liabilities are established for deferred taxes using the balance sheet liability method specified in IAS 12. This involves accruing deferred taxes for all temporary differences in valuation and reporting between the tax bases and the commercial IAS financial statements of the Group companies as well as for intra-Group eliminations. The tax rate applied in the underlying calculation is the rate expected to prevail for the period in which the asset will be realized or the liability settled. In addition, deferred tax assets are recognized in respect of carry-forwards of losses that are expected to reverse with sufficient certainty in the foreseeable future.
For domestic entities, the calculation of deferred taxes is based on a tax rate of 34%. For foreign entities, the respective local tax rate is used.

Liabilities – At initial recognition, liabilities are measured at the fair value of the consideration received. At the balance sheet date, the financial liabilities are valued at amortized cost.

Provisions for employee benefits – The method used in determining employee benefit obligations is explained in the note to this balance sheet item.

Other provisions were set up in accordance with IAS 37 where the Company has a current obligation arising from a past event. Where it was unclear whether such a current obligation existed, a provision was set up only if the obligation was assumed to exist at the balance sheet date with a probability of more than 50%. No provisions were made for operating expenses. Long-term provisions are discounted if the interest component included in the obligation is significant.

Liabilities under finance leases are recognized in accordance with IAS 17 (Leases) at the present value of the minimum lease payments.

Earnings per share are determined by dividing net profit for the year by the number of shares outstanding. The buy-back of a total of 250,000 shares in the fiscal years 1998/99, 1999/2000 and 2000/2001 was taken into account in the calculation. As the exercise price of the potential stock exceeded the market value at April 30, 2003, diluted earnings per share were not calculated. In 2001/2002 no diluted earnings per share were calculated because this would have led to a reduction in the negative result per share. Under IAS 33.33ff such effects may not be accounted for.

Revenue recognition – Revenue is recognized when the significant risks and potential rewards of ownership have been transferred, or when services have been rendered. Interest income is recognized on a prorated basis by reference to effective interest rates. Income from royalties and rentals is likewise recognized on a prorated basis.

Foreign-currency translation – The financial statements of the fully consolidated foreign subsidiaries are translated in accordance with IAS 21, using the functional currency concept. With all companies, the functional currency is the respective local currency as the companies conduct their businesses as independent financial, economic and organizational entities.

In accordance with IAS 21, for subsidiaries which do not report in euros, income and expense items are translated at average exchange rates for the fiscal year (except for depreciation, amortization, write-downs and profit brought forward, which are translated at the rates prevailing on the balance sheet). The difference between the income and expense items translated at these respective rates and the net profit or loss for the year based on the rate at the balance sheet date is taken to equity, where it is recognized in the translation reserve. The translation difference resulting from additions to or deductions from equity since initial consolidation is offset against the reserve.
Differences resulting from the translation of foreign-currency-denominated monetary items in separate financial statements which are caused by exchange rate fluctuations between the initial recognition of a transaction and the balance sheet date are recognized as income or expense in the respective period. In the 2002/2003 fiscal year, translation differences in the amount of TEUR 520 (2001/2002: TEUR (233)) were taken to income.

Movement in key exchange rates:

Currencies	Middle rate on balance sheet date		Average rate for year	
	April 30, 2003	April 30, 2002	2002/2003	2001/2002
1 EUR / USD	1.114	0.9014	0.99285	0.88403
1 EUR / JPY	132.85	115.72	120.6550	110.615
1 EUR / GBP	0.698	0.6189	0.64323	0.61783
1 EUR / CHF	1.5127	1.4626	1.46602	1.4931
1 EUR / CAD	1.5990	1.4150	1.54069	1.38732
1 EUR / DKK	7.4240	7.4330	7.43137	7.4444
1 EUR / HKD	8.675	7.025	7.74362	6.89691

If goodwill arises on the acquisition of an economically independent entity (a subsidiary), it is determined in the reporting currency at the time of initial consolidation.

Hedging/derivative financial instruments – Wolford enters into forward-currency transactions and an interest swap transaction to hedge its exposure to the effects of foreign-currency fluctuations in respect of assets and liabilities as well as forecasted transactions. In accordance with IAS 39, hedging transactions and derivative financial instruments are carried at fair value.

Methods of consolidation – Capital is consolidated by the benchmark method: The cost of acquisition or creation of the equity interest in the respective subsidiary is offset against the value of the identifiable assets and liabilities of the subsidiary at the time of its acquisition or establishment.
Intra-Group balances are eliminated by netting trade receivables, loans and other receivables with the corresponding liabilities and provisions between the consolidated subsidiaries.
Intra-Group revenues and expenses are eliminated by netting all expenses and revenues originating from intra-Group sales and services.
Intra-Group gains or losses from the transfer of assets are offset if material. The same procedure is used for material intra-Group profits from inventories.

Untaxed reserves resulting from a special tax exemption are disclosed in the consolidated financial statements under revenue reserves, net of deferred taxes.

Assumptions – In preparing consolidated financial statements it is necessary, to some extent, to make estimates and use assumptions influencing the carrying values of assets, provisions and liabilities, the disclosure of other obligations at the balance sheet date and the presentation of income and expenses during the reporting period. The amounts that will actually be realized in the future may differ from such estimates.

Non-current and current assets and liabilities – Assets and liabilities with a term to maturity of up to one year are classified as current (short-term), those with a term to maturity of more than one year as non-current (long-term). Term to maturity is determined by reference to the balance sheet date.

II. NOTES TO THE CONSOLIDATED STATEMENTS OF INCOME

(1) Sales

Detailed information on sales is provided in "Segment Reporting" in V. Other Information.

(2) Other operating income

in TEUR	2002/2003	2001/2002
Release of unused provisions	399	509
Rental income	269	319
Reimbursement of staff costs	575	213
Insurance benefits	299	250
Gains from disposal of property, plant & equipment	31	0
Costs passed through to sales partners	712	263
Restaurant revenue	248	234
Advertising and other grants	292	144
Other	575	1,247
Total	3,400	3,179

(3) Staff costs

in TEUR	2002/2003	2001/2002
Wages	12,313	15,410
Salaries	35,053	37,332
Statutory social security contributions, pay-based levies and mandatory contributions	11,731	14,749
Expenses for severance pay and pensions	1,497	84
Of which Executive Board	73	(104)
Of which other management	477	0
Other employee benefits	857	1,110
Total	61,451	68,685

(4) Amortization of goodwill

Goodwill is stated net of an impairment loss of TEUR 398.

(5) Other operating expenses

in TEUR	2002/2003	2001/2002
Taxes (excluding income taxes)	328	436
Advertising expenses	6,926	6,419
Legal and consulting fees	1,935	2,255
Rental payments	7,824	8,402
Freight	2,248	2,258
Travel expenses	1,700	2,263
Duties and charges	381	455
Insurance premiums	1,056	713
Other	8,729	12,719
Total	31,127	35,920

(6) Net interest cost

in TEUR	2002/2003	2001/2002
Interest and similar income	971	1,450
Interest and similar expense	(2,440)	(3,799)
Total	(1,469)	(2,349)

Net interest cost includes income from securities that were reclassified to non-current assets with effect from April 30, 2003 to reflect their present use in the Group. The corresponding interest income will in future be recognized in other net investment securities income.

(7) Net investment securities income

in TEUR	2002/2003	2001/2002
Income from securities	240	300
Expenses from securities	(4)	(583)
Total	236	(283)

(8) Income taxes

Applying IAS, the effective tax rate for the 2002/2003 fiscal year is 72%. For 2001/2002 no meaningful effective tax rate could be calculated as a result of the combination of a net loss and a positive tax expense.

Current tax expenditure is composed as follows:

in TEUR	2002/2003	2001/2002
Tax expense in the fiscal year		
Austria	(4)	(25)
Foreign	(346)	(332)
Deferred tax expense/income		
Austria	3,071	1,599
Foreign	(1,696)	0
Total	1,025	1,242

Reconciliation of tax expense based on the Austrian corporate income tax rate of 34% to the effective tax rate for the period:

in TEUR	2002/2003	2001/2002
Profit (loss) before taxes	1,433	(5,839)
Tax expense at a tax rate of 34%	(487)	1,985
Foreign tax rates	175	437
Non-temporary differences		
Goodwill amortizations and write-downs, and intra-Group eliminations	504	2,069
Tax-free amounts	10	234
Tax-exempt income from subsidiaries	278	614
Taxes for previous years	0	(21)
Losses for which no deferred tax asset has been accrued	947	(2,108)
Reversal of deferred tax assets accrued in prior years	128	(1,990)
Other	(529)	23
Effective tax expense	1,025	1,242
Effective tax rate	72%	-

III. NOTES TO THE CONSOLIDATED BALANCE SHEETS

ASSETS

(9) Non-current assets

Movements in non-current (i.e. long-term) assets are presented in detail in the consolidated statements of changes in non-current assets. The exchange rate effect resulting from the translation of foreign entities' assets at beginning-of-period versus end-of-period exchange rates is also disclosed separately. The book value disposals in connection with restructuring measures are discussed in Section V. Other Information.

Property, plant and equipment
Movements in property, plant and equipment are disclosed in detail in the consolidated statements of changes in non-current assets, which form part of these consolidated financial statements.
Property, plant and equipment includes leased assets which, in view of the substance of the lease contracts, must be reported as assets held by the Wolford Group. In particular, such assets include leased buildings. At April 30, 2003 the amount capitalized in this respect was TEUR 637 (April 30, 2002: TEUR 683). It is carried in the balance sheet item "Land, land rights and buildings, including buildings on third-party land".

Intangible assets
Movements in intangible assets are disclosed in detail in the consolidated statements of changes in non-current assets, which form part of these consolidated financial statements. Amortization and write-downs on intangible assets are shown in the consolidated statements of changes in non-current assets and reported in the consolidated statements of income in "Depreciation, amortization and write-downs".

Securities held as non-current assets
Securities held as non-current assets include units of an investment fund. As well, the item contains securities in the amount of TEUR 12,363 that were reclassified from current to non-current assets at April 30, 2003 in response to the positive trend in the Group's liquidity position. In accordance with IAS 39 the fund units are categorized as available-for-sale and measured at fair value, which represents the market price of the units at the balance sheet date. The change of TEUR 361 in fair value over the 2002/2003 fiscal year is taken directly to equity.

(10) Long-term receivables and other assets

This item largely represents other receivables.

(11) Deferred tax asset

The deferred tax asset arises from the following temporary measurement and recognition differences between IAS accounts and the corresponding tax base:

in TEUR	April 30, 2003	April 30, 2002
Deferred taxes (assets):		
Allocations to employee benefit provisions	758	483
Eliminations	4,896	3,531
Deferred taxes on tax loss carry-forwards	1,699	1,604
Securities	37	129
Foreign-currency translation	61	157
Other	53	86
Deferred tax asset	7,504	5,990
Deferred taxes (liabilities):		
Property, plant and equipment	(261)	(236)
Inventory valuation	(40)	(59)
Untaxed reserve	(409)	(410)
Other	(596)	0
Deferred taxes (liabilities)	(1,306)	(705)
Deferred tax asset	6,198	5,285

In accordance with IAS 12, a deferred tax asset in the total amount of TEUR 1,699 has been recognized in respect of carry-forwards of losses which are expected to reverse in the future.

Current assets

(12) Inventories

A breakdown of inventories is provided below:

in TEUR	April 30, 2003	April 30, 2002
Raw materials and supplies	3,885	4,758
Work in process	4,335	5,785
Finished goods and merchandise	15,544	18,296
Total	23,764	28,839

The book value of those inventories which, pursuant to IAS 2.6, were measured to net realizable value at April 30, 2003 was TEUR 191 (April 30, 2002: TEUR 0).
The book value disposals in connection with restructuring are presented in Section V. Other Information.

(13) Current receivables and other assets

in TEUR	April 30, 2003	April 30, 2002
Trade receivables	19,379	18,577
Other receivables and assets	2,361	1,411
Prepaid expenses	1,121	1,150
Total	22,861	21,138

Trade receivables include TEUR 0 (April 30, 2001: TEUR 0) evidenced by bills of exchange. Other receivables and assets include the financial derivatives measured at the fair value at April 30, 2003 of TEUR 629 (notes on risk management are found in Section V. Other Information). Prepaid expenses do not include any borrowing costs or discounts (April 30, 2002: TEUR 0).

(14) Securities held as current assets

This item includes euro-denominated bonds as well as investment fund certificates and investment fund shares. More details are provided under Financial Instruments in Section V. Other Information.

SHAREHOLDERS' EQUITY AND LIABILITIES

(15) Shareholders' equity

The composition of and movement in equity is presented in a separate schedule, the consolidated statements of changes in equity.

Capital stock
The issued capital of the Company consists of 5,000,000 shares of no par value, each share representing an equal interest in the capital stock.

Additional paid-in capital
The appropriated capital reserve represents proceeds (net of issuing costs) from the sale of stock in excess of par value in the fiscal year 1995.

Reserve for available-for-sale financial instruments
The revaluation reserve resulting from the remeasurement of financial instruments is carried under equity net of applicable income taxes.

Hedging reserves
In accordance with IAS 39, this item reflects gains and losses from hedging instruments used to hedge against the risk of changes in future cash flows (cash-flow hedge). Explanations on risk management are given in Section V. Other Information.

Treasury stock
In the reporting year the Company did not buy back any of its stock. The Company holds 5% of the capital stock.

Non-current liabilities

(16) Long-term debt

Long-term debt is composed as follows:

in TEUR	April 30, 2003	April 30, 2002
Bank loans (EUR), variable interest rates of 2.95% to 4%, including TEUR 6,288 in the form of ERP loans (April 30, 2002: TEUR 8,529)	21,288	8,529
Bank loans (CHF), variable interest rates of 1% to 2.5%	430	696
Loan from Forschungsförderungsfonds (EUR), fixed rate of 2% to 3%	1,671	969
Loan from Vorarlberg regional government (EUR)	251	181
Total	23,640	10,375
Of which current portion	2,058	2,558

Long-term bank debt is collateralized with TEUR 11,718 of securities held as non-current and current assets (April 30, 2002: TEUR 9,225).

(17) Provisions for employee benefits

Allocations to provisions for employee benefits (pensions, severance pay and anniversary bonuses) have been calculated in accordance with IAS 19 (revised 1998).

in TEUR	April 30, 2003	April 30, 2002
Provision for pensions	3,239	2,980
Provision for severance pay	7,718	7,596
Provision for anniversary bonuses	1,162	1,146
Total	12,119	11,722

Provision for pensions

Wolford AG has direct pension obligations to current and former members of the Executive Board based on individual commitments. Actuarial gains and losses are recognized/amortized using the corridor method.

In calculating entitlements using the projected unit credit method, the following rates were applied:

Biometric data	AVÖ 1999, by Pagler & Pagler, "Angestellten-Generationen"
Interest rate	5.75% p.a.
Wage/salary increases	3.0% p.a.
Average employee turnover	10.0% p.a.

Provision for severance pay

Under current legislation, employees of the Austrian parent company are entitled to a one-time severance payment if employment is terminated by the Company or on their retirement. The amount of severance pay is determined by the number of years of service completed and the amount of compensation earned at the time of termination.

In calculating entitlements by means of the projected unit credit method, the following rates were used:

Biometric data		AVÖ 1999, by Pagler & Pagler, "Angestellten-Generationen"
Interest rate		5.75% p.a.
Wage/salary increases		3.0% p.a.
Graduated staff turnover:		
0–3 years	19%	
4–5 years	13%	
6–10 years	9%	
11–15 years	5%	
16–20 years	1%	
21 years and up	0%	

Age at retirement (male employees/female employees) 61.5/56.5 years*

* The increase in the early retirement age for female employees from 2019 has been taken into account.

Movements in the Austrian parent company's provisions for pensions and severance pay during the fiscal year were as follows:

in TEUR	2002/2003	2001/2002
Present value of severance pay and pension obligations at May 1	10,723	11,551
Service cost	734	773
Interest expense	635	675
Less: pension and severance benefits paid	(1,243)	(1,439)
Less: actuarial losses/gains	227	(837)
Present value of obligations at April 30	11,076	10,723
Cumulative unrecognized actuarial gains	(281)	(282)
Provisions reported in the balance sheet at April 30	10,795	10,441

Provision for anniversary bonuses

The provision for anniversary bonuses in the amount of TEUR 1,162 (April 30, 2002: TEUR 1,146) has also been computed in accordance with IAS 19 (revised 1998).

In calculating entitlements using the projected unit credit method, the following rates were applied:

Biometric data		AVÖ 1999, by Pagler & Pagler, "Angestellten-Generationen"
Interest rate		5.75% p.a.
Wage/salary increases		3.0% p.a.
Graduated staff turnover:		
0–3 years	19%	
4–5 years	13%	
6–10 years	9%	
11–15 years	5%	
16–20 years	1%	
21 years and up	0%	

(18) Other non-current liabilities

in TEUR	April 30, 2003	April 30, 2002
Obligations under finance leases	336	390
Other	148	166
Total	484	556

Obligations under finance leases are detailed in Section V. Other Information.

Current liabilities

(19) Bank loans and overdrafts

Analysis of current bank debt in the fiscal years 2002/2003 and 2001/2002:

in TEUR	April 30, 2003	April 30, 2002
Variable-rate export promotion loans (KRR)	14,058	20,348
Short-term cash facility in JPY at 0.5538% variable rate	3,812	9,610
Short-term cash facility in CHF at 1.3125% variable rate	331	12,291
Cash credit line at 2.875% variable rate	6,395	6,395
Short-term cash facility in USD at 1.815% variable rate	3,844	5,474
Total	28,440	54,118

(20) Other provisions

in TEUR	April 30, 2003	April 30, 2002
Valuation of forward transactions	0	127
Premiums and commissions	226	232
Advertising	169	178
Sales bonuses	196	122
Legal and consulting costs	425	309
Other	1,745	1,659
Total	2,761	2,627

Other provisions include the negative value of the foreign-currency portion of the interest rate swap at the balance sheet date, carried at TEUR 2 (April 30, 2002: TEUR 457). Movements in significant other accruals carried in accordance with IAS 37 are summarized below:

in TEUR	May 1, 2002	Used	Released	Added	April 30, 2003
Valuation of forward transactions	127	0	127	0	0
Premiums and commissions	232	163	69	226	226
Advertising	178	132	46	169	169
Sales bonuses	122	117	5	196	196
Legal and consulting costs	309	262	41	419	425
Total	968	674	288	1,010	1,016

(21) Other current liabilities

Other current liabilities include, among other items, the following amounts owed to employees:

in TEUR	April 30, 2003	April 30, 2002
Vacation pay	2,703	3,088
Special payments	1,937	2,130
Overtime	223	103

IV. NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

The consolidated statements of cash flows of the Wolford Group shows how cash and cash equivalents held by Wolford Group changed in the reporting year as a result of inflows and outflows of funds.

In the consolidated statements of cash flows, cash flows are classified into cash flow from operating activities, cash flow from investing activities, and cash flow from finance activities.

The cash flow from operating activities is determined using the indirect method, based on the result from ordinary activities and adjusting it for non-cash expenses and revenues. The result plus changes in net working capital (excluding liquid funds) as shown in the consolidated balance sheets is the cash flow from operating activities. The cash flow from investing activities and finance activities is calculated in accordance with IAS 7 using the direct method.

Inflows and outflows of resources from current operations include inflows and outflows from interest payments. As a rule, all interest expenses and revenues result in cash flows, with the exception of the interest component associated with employee benefits.

(22) Cash and cash equivalents

Cash and cash equivalents consists only of cash in hand and liquid financial assets.

(23) Gain on disposal of securities

Cash from the sale of securities arose from the redemption of a maturing bond held by the Group.

(24) Purchases of property, plant and equipment

During the reporting period the Group acquired property, plant and equipment in the total amount of TEUR 3,747. The cash outflow under this heading totaled TEUR 3,621.

V. OTHER INFORMATION

Restructuring costs

The restructuring initiated in the previous year continued with the same intensity and in all business areas, with the goal of achieving cost savings and/or productivity increases in production, distribution and administration. The Company also took measures to improve flexibility – especially in the sense of shorter time-to-market – and to enhance the efficiency of business processes.
The restructuring resulted in significant cost relief, particularly in payroll costs and other operating expenses.
In the third quarter the marketing and sales activities for Wolford in China, Macao and Hong Kong were transferred to Elkhorn Enterprises Ltd., which is domiciled in Hong Kong. Previously the marketing and sales in these markets were the responsibility of Wolford China Ltd., a subsidiary established in 1998. The change in local ownership includes the existing physical premises (including two Wolford boutiques and a shop-in-shop in Hong Kong). All local employees also moved to the new distributor. The partnership ensures Wolford's above-average growth and strengthens the brand in the region. The sale of parts of Wolford China Ltd. to Elkhorn Enterprises Ltd. involved the disposal of non-current assets with a book value of TEUR 50 and current assets (inventories) with a book value of TEUR 159.
The table below shows that restructuring charges in Europe, North America and Asia amounted to TEUR 1,800 in total.
In the restructuring costs for the period under review, costs for closing four boutiques (one in Italy and three in the U.S.) were anticipated for the 2003/2004 fiscal year.

The restructuring costs in fiscal 2002/2003 and 2001/2002 were composed as follows:

	2002/2003				2001/2002			
in TEUR	Europe	North America	Asia	Total	Europe	North America	Asia	Total
Staff redundancy costs	253	262	0	515	507	0	0	507
Impairment loss	185	326	298	809	54	436	0	490
Other expenses	0	367	75	442	744	556	1,059	2,359
Total	438	955	373	1,766	1,305	992	1,059	3,356

With restructuring costs separated out for the sake of comparability to the presentation used in the previous year, the consolidated statements of income are as follows:

Condensed consolidated statements of income, showing restructuring costs:

in TEUR	2002/2003	2001/2002	Change
Sales	128,784	137,617	(8,833)
Other operating income	3,518	3,179	339
Change in inventories of finished goods and work in process	(4,584)	(1,664)	(2,920)
Other own work capitalized	361	0	361
Operating output	**128,079**	**139,132**	**(11,053)**
Cost of materials and purchased services	(23,263)	(26,779)	3,516
Staff costs	(60,937)	(68,178)	7,241
Amortization, depreciation and write-downs	(8,061)	(9,727)	1,666
Other operating expenses	(30,684)	(33,561)	2,877
Operating profit before restructuring	**5,134**	**887**	**4,247**
Restructuring costs	**(1,766)**	**(3,356)**	**1,590**
Operating profit (loss) after restructuring	**3,368**	**(2,469)**	**5,837**
Financial result	(1,935)	(3,370)	1,435
Profit (loss) before taxes (EBT)	**1,433**	**(5,839)**	**7,272**

Segment Reporting

Wolford is an international company specializing in the manufacture and sale of high-quality, luxury legwear and bodywear (especially stockings, tights, and bodies) as well as swimwear and lingerie. Wolford's management information system is segmented along regional lines as the primary level of segmentation.

In secondary segment reporting, the Company classifies its operations into "Retail" and "Wholesale".

Wolford's Retail segment comprises all of the Company's own flagship stores, the Wolford-owned boutiques and its shops-in-shops. "Shops-in-shops" are sections of department stores managed by Wolford. The Wholesale segment for its part covers all business activities with retailers.

Inter-segment pricing is based on uniform wholesale prices less country-specific discounts. The inter-segment pricing strategy did not change compared to the year before.

Primary Segment Information (by Region)

	Austria		Other European countries		North America	
in TEUR	**2002/2003**	2001/2002	**2002/2003**	2001/2002	**2002/2003**	2001/2002
Sales	**89,348**	92,847	**76,584**	82,544	**18,460**	20,782
Of which intra-Group	**59,072**	63,714	**0**	0	**0**	0
Of which to third parties	**30,276**	29,133	**76,584**	82,544	**18,460**	20,782
Operating profit (loss) (EBIT)	**5,695**	3,710	**(400)**	(697)	**(2,856)**	(4,000)
Segment assets	**118,250**	133,867	**27,618**	27,397	**7,290**	13,266
Segment debt	**74,647**	86,914	**23,520**	22,987	**8,823**	9,708
Investments	**2,259**	4,998	**1,208**	1,757	**279**	1,452
Amortization, depreciation and write-downs	**5,440**	5,958	**1,451**	1,294	**1,583**	2,701
Of which write-downs	0	0	185	0	689	1,214
Number of employees (headcount basis)	**1,189**	1,306	**307**	346	**132**	142

Secondary Segment Information (Retail vs. Wholesale)

	Retail		Wholesale	
in TEUR	**2002/2003**	2001/2002	**2002/2003**	2001/2002
Sales	**32,264**	35,497	**102,216**	110,005
Book value of non-current assets*	**7,332**	8,659	**80,727**	73,734
Investments in non-current assets*	**1,144**	2,166	**2,603**	6,119

* excluding long-term receivables

Asia		Eliminations		Group	
002/2003	2001/2002	**2002/2003**	2001/2002	**2002/2003**	2001/2002
3,464	5,158	**(59,072)**	(63,714)	**128,784**	137,617
0	0	**(59,072)**	(63,714)	**0**	0
3,464	5,158	**0**	0	**128,784**	137,617
(523)	(596)	**1,452**	(886)	**3,368**	(2,469)
1,552	3,238	**(24,855)**	(37,774)	**129,855**	139,994
6,151	8,007	**(31,376)**	(31,576)	**81,764**	96,040
1	78	**0**	0	**3,747**	8,285
278	263	**0**	0	**8,752**	10,216
162	0			1,036	1,214
24	47			**1,652**	1,841

Eliminations		Group	
2002/2003	2001/2002	**2002/2003**	2001/2002
(5,696)	(7,885)	**128,784**	137,617
0	0	**88,059**	82,393
0	0	**3,747**	8,285

Financial risk management (Group treasury)

Financial instruments

Financial instruments are contract-based business transactions giving rise to a right to cash or another financial asset. Under IAS 32 and IAS 39 this includes both primary and derivative financial instruments. Primary financial instruments are, for example, trade receivables and payables, cash on hand, bank balances, loans receivable and borrowings. Existing primary financial instruments of the Company that may involve credit risk are receivables, cash and cash equivalents as well as securities. Derivative financial instruments (derivatives) are financial instruments whose value changes in response to the change in an underlying variable (such as an interest rate or security price); that require little or no initial net investment; and that are settled at a future date. Derivative financial instruments are used in the Wolford Group for hedging against movements in exchange rates and interest rates. The purpose of hedging currency risk is to create sufficiently predictable basis for calculation twelve months in advance.

Credit risk

The reported carrying amounts of the assets also represent the maximum credit and default risk.

The risk actually incurred however, can be regarded as very low, as the vast majority of customers and financial institutions have excellent credit ratings. In addition, the Company limits its credit risk by taking out credit insurance with Prisma Kreditversicherungs-AG and with ÖKB.

Interest rate risk

On the assets side, an interest rate risk exists only in respect of the fixed-interest securities included in financial assets. Since these securities can be liquidated at any time, however, the interest rate risk is considered insignificant.

On the liabilities side, the borrowings are exposed to interest rate risk, which is hedged in part through interest rate swaps. At April 30, 2003 the respective fair value was TEUR 146. The changes in value of the interest rate swap, which in accordance with IAS 39 is classified as a cash flow hedge, are recognized in the equity item "Hedging reserves" net of deferred taxes.

The carrying value of bank debt at April 30, 2003 equals their nominal value.

Currency risk management

Exchange rate risks arising from foreign-currency-denominated receivables and forecast transactions are largely hedged by the Group Treasury through currency forwards.

Derivative financial instruments

The Group Treasury uses derivatives in the form of currency forwards and a foreign-currency-denominated interest rate swap. The derivatives carried at positive amounts are recognized in "Current receivables and other assets" (which are detailed in Note 13). Those derivatives with a negative value at balance sheet date are reported under "Current accruals" (Note 20) or in equity.

The derivatives open at April 30, 2003 had a maturity of less than twelve months.

	April 30, 2003			April 30, 2002		
in thousands	Amount in foreign currency	Amount in EUR	Fair value	Amount in foreign currency	Amount in EUR	Fair value
Interest rate swap						
CHF	10,000	6,612	(148)	20,000	13,223	(697)
Currency forwards						
GBP	3,200	4,850	293	3,050	4,924	(14)
USD	5,000	4,902	379	4,500	5,170	(132)
NOK	5,055	658	19	6,000	747	26
SEK	3,630	396	0	3,000	330	(7)
JPY	0	0	0	35,000	313	0
DKK	0	0	0	1,000	134	0

Currency forwards

All currency forwards are carried at fair value in accordance with IAS 39. Part of the foreign currency forward transactions are used as fair value hedges for foreign-currency denominated receivables. Any change in fair value is taken to income. In addition, foreign currency forwards are used to hedge against movements in exchange rates relating to forecasted transactions already booked as orders; these foreign currency forwards are reported as cash flow hedges. In accordance with IAS 39, changes in value are recognized in the equity item "Hedging reserves" net of deferred taxes. The remaining transactions do not satisfy the strict documentation requirements for hedging instruments and therefore, under IAS 39, must be classified as "held for trading".

The fair values of the derivative foreign exchange instruments equal the fair values of the forward deals that would have to be closed at April 30, 2003 to settle forward exchange contracts, regardless of any adverse developments in the value of the underlying transactions.
The following sensitivity analysis shows the open transactions (forward contracts and underlying transactions). At April 30, 2003, the Wolford Group had the following open non-euro-denominated positions:

Sensitivity analysis

			Unrealized gain/loss on		
			change in		change in
	Fair value		exchange		exchange
Currency	in TEUR	+ %	rate	- %	rate
USD	4,837	10	4	10	(4)
GBP	4,791	10	6	10	(6)
Total	9,628		10		(10)

The foreign-currency-denominated *interest rate swap* does not satisfy the requirements set out for hedging transactions in IAS 39. The rules governing hedge accounting therefore do not apply. Under IAS 39, the foreign-currency portion of the interest rate swap must thus be classified as "held for trading". At April 30, 2003, fair value stands at TEUR 2 and is reported under "Other" in current accruals.

Fair value
The carrying amounts of cash and cash equivalents, current receivables and other assets, trade payables, current liabilities and provisions may be regarded as reasonable estimates of their current values due to the short-term nature of these assets and liabilities.

Cost and fair value of securities held as non-current and current assets at April 30, 2003:

in TEUR	Cost	Market value	Unrealized gains (losses)
April 30, 2003			
Non-current securities			
Investment fund units (GF10)	4,230	3,942	(288)
Fixed-interest bonds denominated in euros	8,778	8,678	(100)
Floating-rate bonds denominated in euros	1,517	1,444	(73)
Investment certificates and investment fund units (other)	2,889	2,240	(649)
	17,414	16,304	(1,110)
Current securities			
Other	1	1	0
Total	17,415	16,305	(1,110)

in TEUR	Cost	Market value	Unrealized gains (losses)
April 30, 2002			
Non-current assets			
Investment fund units	4,230	3,822	(408)
Current assets			
Fixed-interest bonds denominated in euros	9,872	9,181	(691)
Floating-rate bonds denominated in euros	1,517	1,455	(62)
Investment certificates and investment fund units	2,889	2,552	(337)
Other	4	4	0
	14,282	13,192	(1,090)
Total	18,512	17,014	(1,498)

Of these securities, a portion with a value of TEUR 15,650 is pledged as collateral for non-current liabilities. However, only securities of a value of TEUR 12,722 (April 30, 2002: TEUR 11,070) are in fact required for this purpose.

Stock Option Program

In October 1998, Wolford AG granted executive employees of Wolford AG and group companies the option of buying shares of Wolford AG under a stock option plan. A total of 37,000 options have been granted to date. No new options were issued in the fiscal year 2002/2003.

To date, options have been granted as follows:
- Executive Board: 10,000 options (5,000 each to Fritz Humer and Josef Metzler).
- Executive employees: 27,000 options (of which 4,000 were granted to executive employees of subsidiaries).

The exercise price is composed of the cost price of EUR 49.49 plus interest at the rate of 4% and the cost incurred by the employer. Each option confers the right to buy one share of Wolford AG stock. The exercise period ends on September 7, 2003. The options are not transferable.
No options were exercised in the fiscal year ended. At April 30, 2003 the value of the options granted was nil.

Workforce

In 2002/2003 the Wolford Group employed an average of 1,571 employees (2001/2002: 1,814). This total was made up of 581 wage earners (2001/2002: 767), 967 salaried employees (2001/2002: 1,029) and 23 apprentices (2001/2002: 18). These figures represent full-time equivalents.

Transactions with related Companies

Under IAS 24.3(c) in conjunction with IAS 24.3(e), transactions with companies of the Palmers Group are reportable.
Significant sales generated with these transactions in fiscal 2002/2003 amounted to TEUR 10,948 (2001/2002: TEUR 10,004). The carrying values in respect of the corresponding open item at April 30, 2003 were receivables of TEUR 880 (April 30, 2002: TEUR 926) and liabilities of TEUR 0 (April 30, 2002: TEUR 705).

Finance leases

The parent company leases a warehouse in Bregenz. In accordance with IAS the lease is treated as a finance lease. The lease payments to be capitalized under "Property, plant and equipment" and the respective accumulated depreciation for IAS purposes are summarized below:

in TEUR	2002/2003	2001/2002
Warehouse	1,365	1,365
Depreciation (accumulated)	(728)	(682)
Buildings on third-party land	637	683

The annual depreciation on these assets, which are capitalized for the purpose of the IAS statements, is TEUR 45 for the fiscal year 2002/2003 (2001/2002: TEUR 45).
The present value of lease obligations included in non-current liabilities is TEUR 336. This compares with the present value of a deposit in the amount of TEUR 227 recognized in "Other receivable". The present value of future minimum lease installments and deposits is thus TEUR 109, with the following maturities (net of any increase due to index-linking clauses in contracts).

in TEUR	Present value	Nominal value
Minimum rental and lease payments payable		
Within one year	54	76
After one year, within five years	55	76
Total	109	152

Other financial obligations

The Company has the following obligations under long-term rental agreements and operating leases:

in TEUR	April 30, 2003	April 30, 2002
Minimum rental and lease payments payable		
Within one year	5,871	6,853
After one year, within five years	19,899	22,575
After more than five years	4,543	8,699

Rental expenditure in the 2002/2203 fiscal year amounted to TEUR 6,062 (2001/2002: TEUR 6,676).

Executive Board and Supervisory Board

Remuneration paid to members of the Executive Board was TEUR 829 (2001/2002: TEUR 657). Payments of TEUR 99 (2001/2002: TEUR 99) were made for pensions of former members of the Executive Board. Compensation paid to the Supervisory Board was TEUR 15 (2001/2002: TEUR 12).

In the fiscal year 2002/2003, the Executive Board consisted of the following members:

- Fritz Humer
- Josef Metzler
- Peter Simma
- Roberto Geronzi

In the fiscal year 2002/2003, the Supervisory Board consisted of the following members:

- Leopold Bednar (Chairman)
- Emil Flückiger (Deputy Chairman)
- Walter Bereuter (until September 5, 2002)
- Manfred Wilhelm
- Astrid Gilhofer

The Staff Council delegated the following persons to the Supervisory Board:

- Anton Mathis
- Peter Glanzer

Bregenz, June 20, 2003

The Executive Board

Fritz Humer Josef Metzler

Peter Simma Roberto Geronzi

INDEPENDENT AUDITOR'S REPORT
(TRANSLATION)

The following translated auditor's report was issued to the original German version of the consolidated financial statements and of the management report.

We have audited the accompanying consolidated financial statements of the Wolford Group at and for the year ended April 30, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing (ISA) of the International Federation of Accountants (IFAC). Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures found in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at April 30, 2003 and the results of its operations and its cash flows for the year then ended in conformity with International Accounting Standards (IAS) issued by the International Accounting Standards Committee (IASC) and adopted by the International Accounting Standards Board (IASB).

Austrian Commercial Code (HGB) regulations require auditing the management report and determining whether the legal requirements for the exemption from the obligation to prepare consolidated financial statements that are compliant with Austrian law are met.

We confirm that the accompanying consolidated management report is consistent with the consolidated financial statements and that the legal requirements for exemption from the preparation of consolidated financial statements that comply with Austrian law have been fulfilled.

Vienna, June 20, 2003

ERNST & YOUNG
WIRTSCHAFTSPFÜFUNGSGESELLSCHAFT MBH

Karl Priester
Wirtschaftsprüfer
(Austrian Certified Public Accountant)

Stephan Bauer
Wirtschaftsprüfer
(Austrian Certified Public Accountant)

Wolford
WIEN PARIS LONDON

SUPERVISORY BOARD'S REPORT

In the fiscal year 2002/2003 the Supervisory Board fulfilled its responsibilities under the law and the Company's by-laws in the course of four meetings. In addition, the Audit Committee met twice. The Executive Board continually reported to the Supervisory Board both orally and in writing on the business performance and position of Wolford AG and its subsidiaries.
The separate financial statements and management report of Wolford AG and the consolidated financial statements and management report at and for the year ended April 30, 2003, prepared in accordance with International Accounting Standards, were audited by ERNST & YOUNG WIRTSCHAFTSPRÜFUNGS- UND STEUERBERATUNGSGESELLSCHAFT MBH, the Group's auditors appointed in accordance with § 270 of the Austrian Commercial Code (HGB).
The accounting and the consolidated and separate financial statements were found to satisfy statutory requirements and the provisions of the by-laws.
As the audit did not give rise to objections, the auditors have issued an unqualified audit opinion. The management report is consistent with the separate and consolidated financial statements.
The Supervisory Board has approved the separate financial statements for the 2002/2003 fiscal year and hereby approves the management report. The separate financial statements at and for the year ended April 30, 2003 are thus approved in accordance with § 125 (2) of the Austrian Stock Corporation Act (Aktiengesetz).
The Supervisory Board hereby approves the consolidated financial statements and consolidated management report. The Supervisory Board has considered, and approves, the Executive Board's proposal of waiving dividend payments and carrying forward the retained deficit of TEUR 13,223.

Bregenz, July 2003

Leopold Bednar
Chairman of the Supervisory Board

WOLFORD GROUP

WOLFORD AG
Wolfordstrasse 1
A-6901 Bregenz
Tel. (+43 5574) 690-0
Fax (+43 5574) 795 44

Austria
WOLFORD WIEN
Gonzagagasse 11
A-1010 Vienna
Tel. (+43 1) 535 99 00
Fax (+43 1) 535 23 53

Canada
WOLFORD CANADA, INC.
753 Burrard Street
CDN-Vancouver V6Z 1X6, BC
Tel. (+1 604) 647 0201
Fax (+1 604) 647 0208

France
WOLFORD PARIS S.A.R.L.
8, rue des Quatre Fils
F-75003 Paris
Tel. (+33 1) 48 04 34 92
Fax (+33 1) 42 71 80 39

Germany
WOLFORD DEUTSCHLAND GMBH
Maximilianstrasse 34
D-80539 Munich
Tel. (+49 89) 290 52-0
Fax (+49 89) 290 52-25 71

Italy
WOLFORD ITALIA S.R.L.
Piazza Castello 21
I-20121 Milan
Tel. (+39 02) 86 57 67
Fax (+39 02) 80 48 24

Japan
WOLFORD JAPAN K.K.
Kyuroku Building
2-3-8 Minami - Aoyama
Minato-ku
JPN-Tokyo 107-0062
Tel. (+81 3) 34 05 29 57
Fax (+81 3) 34 05 79 10

Netherlands
WOLFORD NEDERLAND B.V.
Julianaplein 9
NL-5211 BA
's Hertogenbosch
Tel. (+31 73) 692 86 92
Fax (+31 73) 612 83 55

Scandinavia
WOLFORD SCANDINAVIA APS
Amagertorv 29, 3 sal
DK-1160 Kopenhagen K

Denmark
Tel. (+45 33) 14 95 60
Fax (+45 33) 14 95 69

Norway
Tel. (+47 22) 36 16 00
Fax (+47 22) 36 16 01

Sweden
Tel. (+46 8) 678 33 36
Fax (+46 8) 611 59 65

Finland
Tel. (+358 9) 348 97 80
Fax (+358 9) 348 97 81

Spain
WOLFORD ESPANA, S.L.
c/Conde de Aranda 22-2° izq.
E-28001 Madrid
Tel. (+34 91) 577 56 63
Fax (+34 91) 577 53 17

Switzerland
WOLFORD (SCHWEIZ) AG
Kornaustrasse 23
CH-9430 St. Margrethen (SG)
Tel. (+41 71) 744 90 53
Fax (+43 5574) 690-15 89

United Kingdom
WOLFORD LONDON LTD.
Duke Street House
50 Duke Street
UK-London W1K 6JL
Tel. (+44 207) 529 30 00
Fax (+44 207) 491 05 09

United States
WOLFORD AMERICA, INC.
540 Madison Avenue, 34th Floor
USA-New York, NY 10022
Tel. (+1 212) 453 55 56
Fax (+1 212) 453 55 63

REPRENSENTATIVE OFFICES

Argentina
FELISATTI S.A.
Cambay 2816 - (12.100)
URY-Montevideo
Tel. (+54 5982) 525 60 90
Fax (+54 5982) 525 60 96

Belgium
WOLFORD BELGIUM NV
Prins Boudewijnlaan 1F
B-2550 Kontich
Tel. (+32 3) 451 39 32
Fax (+32 3) 451 39 39

Brazil
STOLLAR MODAS E COMMERCIAL LTDA
Av. Brig. Faria Lima No. 1.191
2° and. Loja x-49, Jd. Paulist
BR-CEP 01451-001 Sao Paulo
Tel. (+55 11) 3085 5187
Fax (+55 11) 3088 8279

China
ELKHORN ENTERPRISES LTD.
19/F., Watson Centre
16-22 Kung Yip Street
Kwai Chung, N. T.
CHN-Hong Kong
Tel. (+852) 3126 37 36
Fax (+852) 2401 31 48

Greece
P. WOL HELLAS AG
D. Ralli 11
GR-15124 Marousi Athens
Tel. (+30 210) 612 99 16
Fax (+30 210) 612 99 17

Korea
YOUNG CHANG SILUP CO. LTD.
7F, Munchang Bldg.
1583-8, Seocho-Dong
ROK-Seocho-Ku, Seoul
Tel. (+82 2) 597 21 80
Fax (+82 2) 597 21 82

Lebanon
THREADS & COLORS
Rizk Plaza
LBN-Brummana
Tel. (+961 4) 86 23 22
Fax (+961 4) 96 30 67

Russia
JAMILCO LTD.
Kulneva 4
RUS-Moskow 121170
Tel. (+7 95) 249 03 03
Fax (+7 95) 249 51 39

NON-FINANCIAL TERMS

Accessories Items which are meant to accompany other products and complement a collection.

Average unit price Calculated based on Wolford regular unit sales at wholesale prices.

bodyCULTURE Lingerie: bras, briefs, corsages, garter belts and slips, with or without shaping function. Classic year-round selection and seasonal trend collection.

Bodywear Outerwear: bodies, sweaters, shirts, tops, bustiers as well as trousers, skirts, cardigans and dresses. Classic year-round selection and seasonal trend collection.

Brand products Any products distributed under the Wolford label.

Contract (~products/~manufacturing) Any products sold under a third-party label, or manufacturing done for such a label.

Croisière Generic name for a line of swimwear which is already on store shelves in October or November, before the start of the swimwear fashion season in January.

Distribution channel A category of sales outlet. Wolford's main distribution channels are boutiques, department stores and multi-brand retailers.

Factory outlet Outlet for (factory) clearance sales, seconds and other discounted merchandise.

Legwear Hosiery: tights, stockings, stay-ups, knee-highs and socks. Classic year-round selection and seasonal trend collection.

Multi-brand outlets Specialty retailers that sell both Wolford's and other brands' products.

Partner boutiques Wolford boutiques that are owned and operated by non-Group merchants. Distinct from Wolford-owned boutiques.

Product groups The major product categories offered by Wolford. These are Legwear, Bodywear, Swimwear, bodyCULTURE and Accessories.

Retail segment A segment of Wolford's activities for accounting purposes, the term "Retail segment" refers to Wolford-owned sales outlets, i.e. all direct sales to consumers.

Season Wolford works with a cycle of two seasons: spring/summer (S/S) and fall/winter (F/W). At Wolford the S/S collections beginn shipping in January of the year and the F/W collections in June.

Shop-in-shop (SIS) A subset of both the multi-brand retail and department store distribution channels. A shop-in-shop exists where a multi-brand outlet dedicates separate floor space to Wolford's products and thus highlights the brand.

Swimwear Beachwear: Swimsuits, swimkinis and beach accessories such as pareos, trousers, tops, caftans and dresses. Seasonal collection only.

Trend products All (trend) designs that are only seasonal, i.e. offered only in the spring/summer or fall/winter collection and not available off-season.

Wholesale A reporting segment of Wolford's operations: sale to other businesses.

Wolford boutique Single-brand outlet: a boutique selling only Wolford merchandise.

World of Wolford The entirety of the Wolford brand experience. The term may also be figuratively used in a wider sense to include Wolford as an enterprise with its outlets and products.

FINANCIAL TERMS

Brand sales	Sales of products under the Wolford label.
Capital employed	Shareholders' equity plus interest-bearing debt less gross liquidity.
Earnings before taxes (EBT)	Also called profit from ordinary activities, or profit before taxes.
Earnings per share (EPS)	Net profit for the year divided by the number of shares entitled to dividend payments (4,750,000 shares at the respective balance sheet date).
Earnings before interest and tax (EBIT)	Operating profit
EBITDA	Earnings before interest, taxes, depreciation and amortization
Economic value added (EVA)	EVA is found by multiplying the difference between ROCE and WACC by capital employed; EVA represents the extent to which the capital employed earns a better or poorer return than the weighted average cost of capital, which can be considered an expected minimum return.
Equity ratio	Shareholders' equity as a percentage of total assets.
ERP	European Recovery Program
FFF	Forschungsförderungsfonds
Free cash flow	Cash flow from operating and investing activities less required repayments on debt.
Gearing	Also called debt-equity gearing; net debt as a percentage of shareholders' equity.
Gross liquidity	The sum of cash and cash equivalents, securities carried as current assets, and financial investments that can be converted into cash at any time (excluding securities required to cover employee benefit obligations).

HGB	Austrian Commercial Code ("Handelsgesetzbuch")
KonzAG	Austrian Law on Consolidated Financial Statements ("Konzernabschlussgesetz")
KRR	Kontrollbank Refinanzierungsrahmen
Market capitalization	Number of shares outstanding multiplied by the closing market price of the stock. In this report, the figure is as at the balance sheet date.
Net debt	Bank debt (loans and overdraft) plus interest-bearing liabilities to other lenders (federal/state government or similar parties) less gross liquidity.
NOPAT	Net operating profit after tax
Return on capital employed (ROCE)	NOPAT as a percentage of capital employed; ROCE represents the net return on invested capital.
Return on equity (ROE)	Net profit for the year as a percentage of shareholders' equity
Return on sales (ROS)	Net profit for the year as a percentage of sales
Revenues	Sales
Sales	Net sales revenues less any sales deductions. Also called "revenues" in this report.
TEUR	Thousands of euros
Weighted average cost of capital (WACC)	The weighted costs of debt capital and equity capital to the company.
Working capital	Current assets minus current liabilities.

PUBLISHED BY

WOLFORD AG
Wolfordstrasse 1
A-6901 Bregenz on Lake Constance
Austria

Information:
WOLFORD AG
Nikolaus Kogler
Tel: (+43 5574) 690 2448
Fax: (+43 5574) 690 1219
E-mail: investor@wolford.com
Website: www.wolford.com

The annual report in German and English can be ordered by calling (+43 5574) 690 1268.
It can also be downloaded via the Internet at www.wolford.com.

Concept and consulting: Scholdan & Company
Photography: Bernhard Angerer and Wolford

We have prepared this English translation of the annual report with the greatest possible care, but cannot rule out the possibility of discrepancies. The German original is definitive.